FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16
               or 15d-16 under the securities exchange act of 1934

For the month of November 2000


                        SUN INTERNATIONAL HOTELS LIMITED
                        --------------------------------
                 (Translation of registrant's name into English)

                   Coral Towers, Paradise Island, The Bahamas
                   ------------------------------------------
                    (address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X               Form 40-F
         -----------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       X
     -----------              ------

If "yes" is marked, indicate below this file number assigned to the registrant in connection with

Rule 12g-3-2(b): N/A

                                  Page 1 of 71
                           Exhibit Index is on Page 3

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 2, 2000





                                 SUN INTERNATIONAL HOTELS LIMITED

                                 By:     /s/Charles D. Adamo

                                 Name:   Charles D. Adamo
                                 Title:  Executive Vice President
                                         Corporate Development & General Counsel

                                  EXHIBIT LIST

Exhibit           Description                               Sequential Page No.
-------           -----------                               -------------------

1.                PURCHASE AGREEMENT among
                  Sun International North America, Inc.
                  As Parent, GGRI,Inc. as Seller, and
                  Colony RIH Acquisitions, Inc. as Buyer            4

      =================================================================







                               PURCHASE AGREEMENT

                                      Among

                      SUN INTERNATIONAL NORTH AMERICA, INC.
                                    as Parent

                                   GGRI, INC.
                                    as Seller

                                       and
                          COLONY RIH ACQUISITIONS, INC.
                                    as Buyer

                          Dated as of October 30, 2000






        =================================================================




431488.13

PURCHASE AGREEMENT dated as of October 30, 2000, among COLONY RIH
ACQUISITIONS, INC., a Delaware corporation ("Buyer"), SUN
                                             -----
INTERNATIONAL NORTH AMERICA, INC., a Delaware corporation
("Parent"), and GGRI, INC., a Delaware corporation ("Seller").
  ------                                             ------

                                R E C I T A L S :
                                 - - - - - - - -

         A. Buyer wishes to purchase or acquire from Seller, and Seller wishes to sell to Buyer, all the issued and outstanding shares of capital stock (the "RIH Shares") of Resorts
                              ----------
International Hotel, Inc., a New Jersey corporation ("RIH").
                                                      ---

         B. Parent wishes to sell, transfer, set over, convey, assign and deliver to Buyer the Warehouse Assets (as defined in this Agreement), and Buyer wishes to purchase, acquire and accept from Parent, all right, title and interest of Parent in and to the Warehouse Assets, and to assume the Warehouse Assumed Liabilities (as defined in this Agreement).

         C. Buyer wishes to purchase or acquire from Parent, and Parent wishes to sell to Buyer, all the issued and outstanding shares of capital stock (the "New Pier Shares") of New Pier
                              ---------------
Operating Company, Inc., a New Jersey corporation ("New Pier").
                                                    --------

         D. On the Closing Date, Buyer and Parent desire to enter into the Option Agreement (as defined in this Agreement), pursuant to which Buyer will have the option to acquire the assets described therein and will obtain the other rights and be subject to the obligations set forth therein.

         E. Capitalized and other defined terms used herein without separate definition have the meanings given to such terms in
Section 1.1.
-----------

         NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties made herein and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

         Section 1.1 Definition of Certain Terms. Section 1.1, whenever used in this Agreement, shall have the respective meanings indicated below for all purposes of this Agreement.

         "Accounts": has the meaning set forth in Section 6.1(e)(vi).
          --------                                ------------------

431488.13

         "Affiliate":  of a specified Person means a Person that directly or
          ---------
indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

         "Agreement":  means this Purchase Agreement (including the Schedules
          ---------
hereto), as the same from time to time may be amended, supplemented or waived.

         "Allocation":  has the meaning set forth in Section 6.3(h).
          ----------                                 --------------

         "Applicable Law": means, with respect to any Person, any and all provisions of any and all (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, ordinances or codes of any Governmental Authority applicable to such Person, (ii) Permits applicable to such Person, and
(iii) orders, decisions, injunctions, judgments, awards and decrees of or agreements with any Governmental Authority, in each case in this clause (iii) specifically naming such Person.

         "Bill of Sale":  has the meaning set forth in Section
          ------------                                 -------
3.6(m).

         "Books and Records": means all books and records, including manuals, price lists, mailing lists, lists of customers, sales and promotional materials, purchasing materials, personnel records, quality control records and procedures, research and development files, financial and accounting records, Tax records, environmental records and litigation files (regardless of the media in which stored), in each case principally relating to or used by RIH or New Pier (or Parent (with respect to the Warehouse Assets only)).

         "Bus Contract":  has the meaning set forth in Section
          ------------                                 -------
6.1(k).

         "Business Day":  means any day other than a Saturday, a
          ------------
Sunday, or a day on which banking institutions in New York or New
Jersey are authorized by law to close.

         "Buyer":  has the meaning set forth in the first paragraph
          -----
of this Agreement.

         "Buyer Indemnitees":  has the meaning set forth in Section
          -----------------                                 -------
10.1.

         "Buyer's Savings Plan":  has the meaning set forth in
          --------------------
Section 6.1(e)(vi).
------------------

         "Closing":  has the meaning set forth in Section 3.1.
          -------                                 -----------

         "Closing Date":  has the meaning set forth in Section 3.1.
          ------------                                 -----------

         "Code":  means the Internal Revenue Code of 1986, as
          ----
amended.

         "Colony":  has the meaning set forth in Section 11.18.
          ------                                 -------------

431488.13

         "Confidentiality Agreement":  means the Confidentiality
          -------------------------
Agreement, dated August 31, 2000, between SIHL and Colony
Capital, LLC.

         "Consent": means any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, any Person, including any Governmental Authority.

         "Contracts":  has the meaning set forth in Section 4.12(a).
          ---------                                 ---------------

         "control" (including the terms "controlled by" and "under common control with"): means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

         "DEP":  means New Jersey Department of Environmental
          ---
Protection.

         "$" or "dollars":  means lawful money of the United States
          -      -------
of America.

         "Easement Agreement":  has the meaning set forth in Section
          ------------------                                 -------
3.5(g).

         "Employee Benefit Plans":  has the meaning set forth in
          ----------------------
Section 4.16(a).
---------------

         "Environmental Actions":  has the meaning set forth in
          ---------------------
Section 10.3(b).
---------------

         "Environmental Documents": shall mean all relevant material environmental documentation (other than attorney-client or work- product privileged materials) that is not older than five years and that is in the possession and/or under the control of Seller, Parent or RIH relating to the business of RIH or New Pier and/or the Real Estate Assets, including all material analytical results and/or data, environmental assessments and/or audits, sampling plans, cleanup plans, preliminary assessment plans and reports, site investigation plans and reports, remedial investigation plans and reports, remedial action plans and reports, sampling results, correspondence to or from the EPA and/or DEP or any other Governmental Authority pertaining thereto, environmental submissions to or from any other Governmental Authority pertaining thereto and directives, orders, approvals and disapprovals, or comments issued by the EPA and/or DEP or any other Governmental Authority pertaining thereto.

         "Environmental Investigations":  has the meaning set forth
          ----------------------------
in Section 6.1(i).
   --------------

431488.13

         "Environmental Laws":  means any and all Applicable Laws
          ------------------
relating to the protection or regulation of the environment or natural resources or to any emission, discharge, spillage, generation, processing, storage, abatement, treatment, disposal, Release, or arrangement for the disposal or transportation of any Hazardous Substances, including the New Jersey Spill Compensation and Control Act, N.J.S.A. 58:10-23.11 et seq. (the "Spill Act");
                                                    ---------
the New Jersey Air Pollution Control Act, N.J.S.A. 26:2C-l et
seq.; the Industrial Site Recovery Act, N.J.S.A. 13:1K-6, et seq. ("ISRA"); the Coastal Area Facility Review Act, N.J.S.A. 13:19-1,
  ----
et seq. ("CAFRA"); the Waterfront Development Law, N.J.S.A. 12:5-
          -----
3; the Wetlands Act of 1970, N.J.S.A. 13:9A-1, et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. ss.6901 et seq. ("RCRA"); the Comprehensive Environmental Response,
                  ----
Compensation and Liability Act, as amended, 42 U.S.C.ss.9601, et seq. ("CERCLA"); the Federal Water Pollution Control Act, 33
       ------
U.S.C.ss.1251 et seq.; New Jersey Underground Storage of Hazardous Substances Act, N.J.S.A. 58:10A-21 et seq., together with regulations promulgated thereunder; in each case as all such Applicable Laws are in existence and effective prior to or on the Closing Date.

         "Environmental Liabilities and Costs": means any and all Losses: (i) relating to, or resulting from, the presence of Hazardous Substances existing on or before the Closing Date on, under or in any of the Real Estate Assets in the environment in quantities or concentrations exceeding those allowed pursuant to any Environmental Law; (ii) imposed by, under or pursuant to Environmental Laws, based on, arising out of or otherwise in respect of the presence of Hazardous Substances (other than asbestos except with respect to personal injury claims to the extent such personal injury claims arise from exposure prior to the Closing
Date) existing on or before the Closing Date on, under or in any of the Real Estate Assets, or violations of Environmental Law existing on or that occurred prior to the Closing Date; or (iii) relating to offsite shipments of waste material by or on behalf of Seller, Parent, RIH or New Pier on or prior to the Closing Date; provided, however, that Environmental Liabilities and Costs shall not in any event include any Losses to the extent caused by, contributed to, or exacerbated by, any action taken by or on behalf of any Person (other than Seller or Parent or any Person acting at the direction of or on behalf of Seller or Parent) after the Closing.

         "EPA":  means the United States Environmental Protection
          ---
Agency.

         "ERISA":  means the Employee Retirement Income Security Act
          -----
of 1974, as amended.

         "ERISA Affiliate": means any entity which is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code),
(ii) a group of trades or businesses under

431488.13
common control (as defined in Section 414(c) of the Code), or (iii) any affiliated service group (as defined in Section 414(m) of the Code), any of which includes Seller, RIH or New Pier.

         "Exchange Act":  means the Securities Exchange Act of 1934,
          ------------
as amended.

         "Filed SEC Documents":  means those reports, schedules,
          -------------------
forms, statements and other documents of Parent filed with the SEC since January 1, 1998.

         "Financial Statements":  has the meaning set forth in
          --------------------
Section 4.7(c).
--------------

         "Financing": means debt financing in an amount not greater than an amount equal to the excess of (i) the sum of the Purchase Price plus reasonable and customary out-of-pocket costs and expenses in connection with the transactions contemplated hereby, over (ii) $45,000,000, and on the terms set forth on Schedule 1.4.

         "GAAP":  means United States generally accepted accounting
          ----
principles.

         "Gaming Approvals":  has the meaning set forth in Section
          ----------------                                 -------
7.2(f).

         "Gaming Laws": means, with respect to any person, any Federal, state or local statute, law, ordinance, rule, regulation, permit, consent, approval, license, judgment, order, decree, injunction or other authorization governing or relating to the current or contemplated casino and gaming activities and operations of such person and its subsidiaries, including the New Jersey Casino Control Act and the rules and regulations promulgated thereunder.

         "Governmental Approval":  means any Consent of, with or to
          ---------------------
any Governmental Authority.

         "Governmental Authority": means (i) any foreign or domestic nation or government, any state, county, local or municipal government or administrative agency or other political subdivision thereof, (ii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, (iii) any government authority, agency, department, board, commission or instrumentality, (iv) any court or administrative tribunal,
(v) any non-governmental agency, tribunal or entity that is vested by a Governmental Authority with applicable jurisdiction, or (vi) any tribunal or arbitrator(s) of competent jurisdiction, or any self-regulatory organization.

         "Hazardous Substance":  means any substance that:
          -------------------

431488.13

(i) requires investigation or removal or remedial action, or is defined, listed or identified under any Environmental Law, as a "hazardous waste", "hazardous material", "toxic substance", "contaminant", "pollutant", "oil", "petroleum" or "hazardous substance" thereunder; or (ii) is toxic, explosive, corrosive, flammable, infectious, reactive, ignitable, radioactive, carcinogenic, mutagenic or otherwise hazardous and is regulated as such under any Environmental Law.

         "HSR Act":  means the Hart-Scott-Rodino Antitrust
          -------
Improvements Act of 1976, as amended.

         "ICA Petition":  has the meaning set forth in Section
          ------------                                 -------
6.2(b)(i).
---------

         "include", "includes", "included" and "including":  shall be
          -------    --------    --------       ---------
construed as if followed by the phrase "without being limited to".

         "Income Taxes": means all Taxes based upon, measured by, or calculated with respect to (i) gross or net income or gross or net receipts or profits (including, but not limited to, any capital gains, minimum taxes and any Taxes on items of tax preference, but not including sales, use, goods and services, real or personal property transfer or other similar Taxes), (ii) multiple bases (including, but not limited to, corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based upon, measured by, or calculated with respect to, is described in clause (i) above or (iii) withholding taxes measured by, or calculated with respect to, any payments or distributions (other than wages).

         "Indebtedness":  has the meaning set forth in Section
          ------------                                 -------
4.9(b).

         "Indemnified Party":  has the meaning set forth in Section
          -----------------                                 -------
10.3(a).

         "Indemnifying Party":  has the meaning set forth in Section
          ------------------                                 -------
10.3(a).

         "Insurance Policies":  has the meaning set forth in Section
          ------------------                                 -------
4.14.

         "Intellectual Property": means all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights and computer programs which are material to the conduct of the business of RIH or New Pier.

         "Intercompany Agreements":  has the meaning set forth in
          -----------------------
Section 6.1(g).
--------------

431488.13

         "Internet JV":  has the meaning set forth in Section 6.4.
          -----------                                 -----------

         "IRS":  means the Internal Revenue Service.
          ---

         "Knowledge of Seller",  and words or phrases of similar  import,  means
(i) the actual knowledge of Charles Adamo, and (ii) the actual knowledge of, or the actual knowledge that would be present after reasonable inquiry of, John Daniels, William Murtha, John Allison or Audrey Oswell.

         "Lease":  has the meaning set forth in Section 4.11(g).
          -----                                 ---------------

         "Leased Real Property":  has the meaning specified in
          --------------------
Section 4.11(c).
---------------

         "Lien":  means any mortgage, pledge, hypothecation, security
          ----
interest, encumbrance, easement, encroachment, title defect, title retention agreement, lien, charge or other similar restriction or limitation.

         "Logo":  means any symbol or logo incorporating a Name.
          ----

         "Losses":  has the meaning set forth in Section 10.1.
          ------                                 ------------

         "Material Adverse Effect": means any event, circumstance, occurrence, fact, condition, change or effect that is, will be or would reasonably be expected to be, materially adverse to the business, results of operations, financial condition, properties, prospects or assets of RIH, New Pier and the Warehouse Assets taken as a whole; provided, however, that a "Material Adverse Effect" shall not include any event, circumstance, occurrence, fact, condition, change or effect arising out of, resulting from or attributable to (i) economic factors affecting the economy as a whole, or (ii) factors generally affecting the industry or specific markets in which RIH competes, other than any of the foregoing arising out of, resulting from or attributable to the passage or implementation of any statute, law, rule, regulation, ordinance or code by a Governmental Authority in the State of New Jersey restricting or adversely affecting the conduct of gaming operations in the State of New Jersey.

         "Multiemployer Plans":  has the meaning set forth in Section
          -------------------                                 -------
4.16(d).

         "Name":  means any name, mark, trade name, trademark,
          ----
service name or service mark.

         "New Pier":  has the meaning set forth in the recitals
          --------
hereto.

         "New Pier Balance Sheet":  shall mean the unaudited balance
          ----------------------
sheet of New Pier at September 30, 2000, a copy of which is
attached hereto as Schedule 1.1.
                   ------------

431488.13

         "New Pier Shares":  has the meaning set forth in the
          ---------------
recitals hereto.

         "Notice":  has the meaning set forth in Section 11.4.
          ------                                 ------------

         "Option Agreement":  has the meaning set forth in Section
          ----------------                                 -------
3.5(f).

         "Owned Real Property":  has the meaning set forth in Section
          -------------------                                 -------
4.11(c).

         "Parent":  has the meaning set forth in the first paragraph
          ------
of this Agreement.

         "Parent Loan Documents": means the (i) Third Amended and Restated Revolving Credit Agreement dated as of November 1, 1999 among SIHL, Sun International Bahamas Limited, RIH and Sun International Nevada, Inc., the lenders named therein and The Bank of Nova Scotia, Societe Generale, Bankers Trust Company, CIBC, The Royal Bank of Scotland PLC and Wells Fargo Bank, National Association, as amended from time to time, (ii) the Indenture dated as of March 10, 1997, among SIHL, Parent, as Issuers and the Guarantors Named therein and The Bank of New York, as Trustee, and (iii) the Indenture dated as of December 10, 1997, among SIHL, Parent, as Issuers and the Guarantors Named therein and The Bank of New York, as Trustee.

         "Parking Facility Lease":  has the meaning set forth in
          ----------------------
Section 3.5(e).
--------------

         "Pension Plan":  has the meaning set forth in Section
          ------------                                 -------
4.16(e).

         "Permit":  means any permit, approval, consent,
          ------
authorization, license, variance, or permission required by a Governmental Authority under any Applicable Law .

         "Permitted Liens": means (i) Liens disclosed in the Filed SEC Documents or in the RIH Balance Sheet or the New Pier Balance Sheet, and Liens incurred since September 30, 2000 in the ordinary course of business consistent with past practice, (ii) Liens for Taxes not yet due and payable or for which the grace period, if any, during which such Taxes can be paid without penalty has not yet expired, (iii) Liens for Taxes that are being contested in good faith and by appropriate proceedings, for which adequate reserves have been established by RIH or New Pier (or Parent (with respect to the Warehouse Assets only)) in accordance with GAAP, (iv) landlords', mechanics', workmen's, materialmen's or similar Liens that are not delinquent, (v) landlords', mechanics', workmen's, materialmen's or similar Liens that are being actively contested in good faith by appropriate proceedings and for which adequate reserves have been established by RIH or New Pier (or Parent (with respect to the Warehouse Assets only))

431488.13
in accordance with GAAP or for which have been bonded, (vi) Liens created by or on behalf of or claiming through or under Buyer, (vii) the Liens set forth on
Schedule 1.2, (viii) Liens resulting from zoning laws and other land use restrictions that do not impair the present use of the property subject thereto,
(ix) Liens that, individually and in the aggregate, are not material in character, amount or extent and do not materially detract from the value or marketability of, or interfere with the present use of, any of the assets of RIH or New Pier, any of the Real Estate Assets or any of the Warehouse Assets, (x) Liens approved in writing by Buyer, and (xi) Liens that arise automatically under Environmental Laws and are neither of record nor delinquent.

         "Person" or "person": means any natural person, firm, partnership, association, corporation, company, limited liability company, trust, business trust, Governmental Authority or other entity.

         "Pre-Closing Commitment Amount":  means an amount equal to
          -----------------------------
$10,000,000 in cash.

         "Pre-Closing Information":  has the meaning set forth in
          -----------------------
Section 6.2(e).
--------------

         "Pre-Closing Period":  has the meaning set forth in Section
          ------------------                                 -------
6.3(b)(i).
---------

         "Pre-Effective Date Tax Period":  means any taxable period
          -----------------------------
or portion thereof ending on or before September 30, 2000.

         "Pre-Effective Date Taxes": means, without duplication: (i) all liability for Taxes of RIH or New Pier for Pre-Effective Date Tax Periods if, and to the extent that, such Taxes exceed the provision for Taxes on the RIH Balance Sheet or on the New Pier Balance Sheet; (ii) all liability resulting by reason of the several liability of RIH or New Pier pursuant to Treasury Regulations ss. 1.1502-6 or any analogous state, local or foreign law or regulation or by reason of RIH or New Pier having been a member of any consolidated, combined or unitary group on or prior to the Closing Date; (iii) all liability for Taxes resulting by reason of RIH or New Pier ceasing to be a member of the affiliated group (within the meaning of Section 1504(a) of the Code) that includes Seller and Parent; and (iv) all liabilities for Taxes under
Section 6.3(b)(i).

         "Purchase Price":  has the meaning set forth in Section 3.2.
          --------------                                 -----------

         "Real Estate Assets":  means the Owned Real Property and the
          ------------------
Leased Real Property, collectively.

         "Release":  means any release, disposal, discharge,
          -------
injection, spill, leak, leaching, pumping, dumping, emission, escape, emptying, seepage, dispersal, migration, placing and the

431488.13
like, involving the movement of any materials through, into or upon, any land, soil, surface water, ground water or air, or otherwise entering into the environment.

         "RIH":  has the meaning set forth in the recitals hereto.
          ---

         "RIH Balance Sheet":  shall mean the unaudited balance sheet
          -----------------
of RIH at and as of September 30, 2000, a copy of which is
attached hereto as Schedule 1.3.
                   ------------

         "RIH Shares":  has the meaning set forth in the recitals
          ----------
hereto.

         "SEC":  means the United States Securities and Exchange
          ---
Commission.

         "Section 338 Forms":  has the meaning set forth in Section
          -----------------                                 -------
6.3(j).

         "Section 338(g) Election":  has the meaning set forth in
          -----------------------
Section 6.3(k).
--------------

         "Section 338(h)(10) Election":  has the meaning set forth in
          ---------------------------
Section 6.3(l).
--------------

         "Securities Act":  means the Securities Act of 1933, as
          --------------
amended.

         "Seller":  has the meaning set forth in the first paragraph
          ------
of this Agreement.

         "Seller Indemnitees":  has the meaning set forth in Section
          ------------------                                 -------
10.2.

         "SIHL":  means Sun International Hotels Limited, a Bahamas
          ----
corporation.

         "SINA Plan":  has the meaning set forth in Section
          ---------                                 -------
6.1(e)(vi).
----------

         "Straddle Period":  means any taxable period that includes
          ---------------
(but does not end on) the Closing Date.

         "Straddle Tax Return":  means any Tax Return required to be
          -------------------
filed by RIH or New Pier covering a taxable period commencing prior to the Closing Date and ending after the Closing Date.

         "Subsidiary" of any person: means another person, an amount of the voting securities or other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting securities or interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

431488.13

         "Tax Returns": means any Federal, state, local or non-U.S. Tax return, estimate, report, declaration, statement or form relating to RIH, New Pier or their respective businesses or assets, required to be filed with or supplied to any Governmental Authority in respect of Taxes.

         "Taxes": means any federal, state, provincial, local or foreign income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, goods and services, excise, customs duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental (including taxes under Section 59A of the Code), real property, personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers' compensation, payroll, health care, withholding, estimated or other similar tax, duty or other similar governmental charge or assessment or deficiencies thereof, and including any interest, penalties or additions to tax attributable to the foregoing.

         "Title Company":  has the meaning set forth in Section
          -------------                                 -------
7.2(h).

         "Transfer Taxes":  has the meaning set forth in Section
          --------------                                 -------
11.6.

         "Treasury Regulations":  means the regulations prescribed
          --------------------
pursuant to the Code.

         "Underground Storage Tanks":  shall have the meaning
          -------------------------
ascribed to such term under the New Jersey Underground Storage of Hazardous Substances Act, N.J.S.A. 58:l0A-21, et seq., or Subtitle I of RCRA, 42 U.S.C.ss.6991, et seq., in each case as in effect as of the Closing Date , and shall include unregulated heating oil or motor fuel tanks that otherwise fall within the definition with respect to locations below ground.

         "Warehouse Assets":  has the meaning set forth in Section
          ----------------                                 -------
2.2.

         "Warehouse Assumed Liabilities": means those liabilities and obligations relating to or arising out of the Warehouse Licenses and Permits and/or the Warehouse Assets which are described on Schedule 2.2, excluding any liability for compliance under ISRA up to the Closing, which shall be the responsibility of Parent.

         "Warehouse Licenses and Permits":  has the meaning set forth
          ------------------------------
in Section 2.2.
   -----------

         Section 1.2                Construction.
                                    ------------

431488.13

         (a) All references herein to a Section, Article or Schedule are to a Section, Article or Schedule of or to this Agreement, unless otherwise indicated. Unless the context of this Agreement clearly requires otherwise, references to any gender includes all genders.

         (b) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Except as the context otherwise requires, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person also are to its permitted successors and assigns and, in the case of an individual, to his or her heirs and estate, as applicable.

                                   ARTICLE II

                                SALE AND PURCHASE

         Section 2.1 RIH Shares. Subject to and upon the terms and conditions set forth in this Agreement, at the Closing, Seller shall sell, transfer, set over, convey, assign and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller, all right, title and interest of Seller in and to the RIH Shares as set forth in Schedule 2.1 to this Agreement. Subject to and upon the terms and conditions hereof, at the Closing, the RIH Shares shall be transferred or otherwise conveyed to Buyer free and clear of all Liens excepting only restrictions on the subsequent transfer of the RIH Shares by Buyer imposed under applicable securities laws.

         Section 2.2                Warehouse Assets.  Subject to and upon the
                                    ------------------------------------------
terms and conditions set forth in this Agreement, at the Closing:
-----------------------------------------------------------------
(a) Parent shall sell, transfer, set over, convey, assign and
-------------------------------------------------------------
deliver to Buyer, and Buyer shall purchase, acquire and accept
--------------------------------------------------------------

431488.13
from Parent, (i) all right, title and interest of Parent in and to the parcels of land more particularly described in Schedule 2.2 to this Agreement, together with all existing strips, gores, easements, rights of way, privileges, appurtenances, development rights and other rights pertaining thereto and owned by Parent, together with all personalty owned by Parent relating thereto and located thereon (the "Warehouse Assets"), and (ii) all right, title and interest of Parent in any transferable Permits held by Parent that primarily relate to its ownership of the Warehouse Assets (collectively, the "Warehouse Licenses and Permits"); and (b) Buyer shall accept such conveyance and assume, pay and discharge all the Warehouse Assumed Liabilities. Subject to and upon the terms and conditions hereof, at the Closing, the Warehouse Assets shall be transferred or otherwise conveyed to Buyer free and clear of all Liens excepting only Permitted Liens.

         Section 2.3 New Pier Shares. Subject to and upon the terms and conditions set forth in this Agreement, at the Closing, Parent shall sell, transfer, set over, convey, assign and deliver to Buyer, and Buyer shall purchase, acquire and accept from Parent, all right, title and interest of Parent in and to the New Pier Shares as set forth in Schedule 2.3 to this Agreement. Subject to and upon the terms and conditions hereof, at the Closing, the New Pier Shares shall be transferred or otherwise conveyed to Buyer free and clear of all Liens excepting only restrictions on the subsequent transfer of the New Pier Shares by Buyer imposed under applicable securities laws.

         Section 2.4 Exclusions. Notwithstanding anything herein that may be to the contrary, Seller and Parent shall retain and not transfer, and Buyer shall not purchase or acquire, or have any ownership claim or right, in respect of all Books and Records which are Seller's or Parent's corporate records and which do not principally relate to or are used by RIH or New Pier (or Parent (with respect to the Warehouse Assets only)), such as minute books, seals and similar items, provided, however, that Buyer shall have the right prior to the Closing to review and make copies of such portion of such Books and Records that relate to or are used by RIH, New Pier or the Warehouse Assets.

         Section 2.5 Consent of Third Parties. Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute an agreement to assign or transfer any Governmental Approval, Permit, instrument, contract, commitment, order, license, lease or other agreement or arrangement, or any claim, right or benefit arising thereunder or resulting therefrom, in each case relating to the Warehouse Assets or the Warehouse Licenses and Permits, if an assignment or transfer or an attempt to make such an assignment or transfer without the consent or approval of a third party (or without the novation thereof) would constitute a breach or violation thereof or affect adversely the rights of Parent, Seller or Buyer thereunder; and

431488.13
any transfer or assignment to Buyer by Parent or Seller of any interest under any such Governmental Approval, Permit, instrument, contract, commitment, order, license, lease or other agreement or arrangement that requires novation or the consent or approval of a third party shall be made subject to such novation, consent or approval being obtained. If any such novation, consent or approval is not obtained on or prior to the Closing Date, then Parent or Seller shall reasonably cooperate with Buyer in any lawful arrangement to provide that Buyer shall receive substantially all the benefits under any such Governmental Approval, Permit, instrument, contract, commitment, order, license, lease or other agreement or arrangement, and enforce and perform for the account of Buyer any rights of Parent or Seller arising from such Government Approval, Permit, instrument, contract, commitment, order, license, lease, or other agreement or arrangement; provided, however, that Buyer shall pay or satisfy the corresponding obligations and liabilities for the enjoyment of such benefits accruing from and after the Closing Date to the extent Buyer would have been responsible therefor as Warehouse Assumed Liabilities under this Agreement if such novation, consent or approval had been obtained.

                                   ARTICLE III
                                   THE CLOSING

         Section 3.1 Place and Date. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article IX, the closing of the sale and purchase of the RIH Shares, the New Pier Shares and the Warehouse Assets (the "Closing") shall take place at the offices of Winston & Strawn, 200 Park Avenue, New York, NY 10166, at 10:00 a.m., New York City time, within ten Business Days of the conditions to the Closing set forth in Article VII hereof being satisfied or waived, or at such other time, date and place as shall be agreed upon by Seller and Buyer (the "Closing Date"). The Closing shall be effective as of 11:59 p.m. on the Closing Date.

         Section 3.2 Purchase Price. On the terms and subject to the conditions set forth in this Agreement, Buyer shall pay to Seller at the Closing, by wire transfer of immediately available funds, a purchase price of $140,000,000 plus interest thereon at 6% per annum from and including September 30, 2000 to but excluding the Closing Date (the "Purchase Price").

         Section 3.3                Payment of Purchase Price.  The Purchase
                                    -------------------------
Price shall be delivered to Buyer in immediately available funds on the Closing Date to a United States bank account designated by

431488.13

Seller in writing at least three Business Days prior to the scheduled date of payment in immediately available U.S. funds.

         Section 3.4                [Not used].

         Section 3.5 Deliveries to be Made by Buyer at Closing. At the Closing, Buyer shall deliver or cause to be delivered to Seller the following:

         (a) The Purchase Price payable by Buyer in accordance with Sections 3.2 and 3.3.
------------    ----

         (b) A certificate of good standing of Buyer from the Secretary of State of the State of Delaware and from the Secretary of State of the State of New Jersey.

         (c) A certificate of incumbency with respect to the office and authority of the officer of Buyer executing this Agreement and the other documents delivered by Buyer at Closing, duly executed by the Secretary or any Assistant Secretary of Buyer.

         (d) A certified copy of the resolutions of Buyer's Board of Directors and (if required) Buyer's stockholders authorizing the execution and delivery of this Agreement and the performance by Buyer of its obligations hereunder.

         (e) The Parking Facility Lease, in substantially the form of Exhibit B hereto (the "Parking Facility Lease").

         (f) The Option Agreement, in substantially the form of Exhibit C hereto (the "Option Agreement").
---------              ----------------

         (g) The Easement Agreement, in substantially the form of Exhibit D hereto (the "Easement Agreement").
---------              ------------------

         (h)      The Bill of Sale.

         (i) All other previously undelivered documents that Buyer is required to deliver to Seller or Parent pursuant to this Agreement prior to the Closing.

         Section 3.6 Deliveries to be Made by Seller and Parent at Closing. At the Closing, Seller and Parent shall deliver or cause to be delivered to Buyer the following:

         (a) Certificates representing the RIH Shares duly endorsed by Seller for transfer to Buyer or accompanied by stock powers for the RIH Shares duly executed by Seller, in proper form for transfer.

         (b) Certificates representing the New Pier Shares duly endorsed by Parent for transfer to Buyer or accompanied by stock

431488.13
powers for the New Pier Shares duly executed by Parent, in proper form for transfer.

         (c) A certified copy of the resolutions of Seller's Board of Directors authorizing the execution and delivery of this Agreement and the performance by Seller of its obligations hereunder.

         (d) A certificate of incumbency with respect to the office and authority of the officer of Seller executing the Agreement and the other documents delivered by Seller at Closing, duly executed by the Secretary or any Assistant Secretary of Seller.

         (e) A certificate of good standing of Seller from the Secretary of State of the State of Delaware.

         (f) A certified copy of the resolutions of Parent's Board of Directors authorizing the execution and delivery of this Agreement and the performance by Parent of its obligations hereunder.

         (g) A certificate of incumbency with respect to the office and authority of the officer of Parent executing the Agreement and the other documents delivered by Parent at Closing, duly executed by the Secretary or any Assistant Secretary of Parent.

         (h) A certificate of good standing of Parent from the Secretary of State of the State of Delaware.

         (i)      All Consents set forth in Schedule 3.6.
                                            ------------

         (j) RIH's and New Pier's stock books, stock ledgers and minute books.

         (k) Resignations of RIH's and New Pier's executive officers and directors as shall have been requested in writing by Buyer at least three Business Days prior to the Closing.

         (l) Bargain and Sale Deed with covenants as to grantor's acts in respect of real property included in the Warehouse Assets from Parent, in substantially the form of Exhibit E hereto.

         (m) Bill of Sale, Assignment and Assumption Agreement in respect of the Warehouse Assets, the Warehouse Licenses and Permits and the Warehouse Assumed Liabilities, in form and substance reasonably satisfactory to each of the parties (the "Bill of Sale").

         (n) A duly executed and acknowledged affidavit of non- foreign status, as required by Section 1445 of the Code, from Parent and Seller.

431488.13

         (o) Such duly executed and acknowledged or verified certificates, affidavits and other documents reasonably requested by the Title Company to evidence Parent's authority or to omit from Buyer's title insurance policy exceptions for judgments, bankruptcies or other returns against different entities whose names are the same as or similar to Seller's or Parent's name and any reasonable certificates or affidavits necessary to obtain a non-imputation endorsement; provided, however, that any such certificates or affidavits or other documents shall be for the exclusive benefit of the Title Company and in no event shall Buyer be entitled to rely upon same nor shall they be used to expand Seller's or Parent's representations and warranties under this Agreement.

         (p) An opinion of Bahamas counsel to Parent, reasonably satisfactory in scope and substance to Buyer, that all corporate actions on the part of SIHL required by this Agreement and the transactions contemplated hereby have been effected, which opinion shall not be a "reasoned opinion" as such term is customarily known in the United States.

         (q)      The Parking Facility Lease.

         (r) A certificate of good standing of RIH from the Secretary of State of the State of New Jersey.

         (s) A certificate of good standing of New Pier from the Secretary of State of the State of New Jersey.

         (t) A Non-Applicability Determination or a No Further Action Letter according to the requirements set forth in Section
                                                         -------
7.2(g).
------

         (u)      The Option Agreement.

         (v)      The Easement Agreement.

         (w)      Subject to Section 2.4, the Books and Records in the
                             -----------
possession of SIHL, Seller and Parent.

         (x) Evidence of the assignment to RIH of the trademarks and domain names listed in items no. 1 and 3 of Schedule 4.13 that
                                            -------------
are not currently owned by RIH.


         (y) All other previously undelivered documents that Seller or Parent are required to deliver to Buyer pursuant to this Agreement prior to the Closing.

                                   ARTICLE IV

               REPRESENTATIONS AND WARRANTIES OF PARENT AND SELLER

431488.13

         Each of Parent and Seller jointly and severally represents and warrants to Buyer as of the date hereof as follows:

         Section 4.1                Corporate Status.
                                    ----------------

         (a) Each of Parent and Seller is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of Parent and Seller has the requisite corporate power and authority to carry on its business as currently conducted by it and to own, operate or lease its properties currently owned, operated or leased by it.

         (b) Each of RIH and New Pier is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of RIH and New Pier has the requisite corporate power and authority to carry on its business as currently conducted by it and to own, operate or lease its properties currently owned, operated or leased by it. Each of RIH and New Pier is duly qualified or licensed to do business and is in good standing in the states in which the ownership of properties or the conduct of business requires it to be qualified, except where the failure to be so qualified would not have a Material Adverse Effect.

         (c) Parent and Seller have delivered to Buyer copies of the charter and by-laws of RIH and New Pier.

         Section 4.2 Authorization, etc. Each of Parent and Seller has the requisite corporate power and authority to execute and deliver this Agreement, to perform fully its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery by each of Parent and Seller of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action of Parent, Seller or SIHL, including the approval (if required) of SIHL's stockholders. Each of Parent and Seller has duly executed and delivered this Agreement. This Agreement is a legal, valid and binding obligation of each of Parent and Seller, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

         Section 4.3                No Conflicts; Consents.
                                    ----------------------

         (a) Except as specified in Schedule 4.3, the execution, delivery and performance by Parent and Seller of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not, directly or indirectly, contravene or conflict with or result in a violation of or under (with or without the giving of notice or the lapse of time or both) (i) any provision in the charter and by-laws of Parent, Seller, RIH or New Pier, (ii) any resolution adopted by the board of directors or the stockholders of RIH or New Pier, (iii) any Applicable Law applicable to Parent, Seller, RIH or New

431488.13

Pier or any of their respective properties or assets, or (iv) any contract, agreement or other instrument applicable to Parent, Seller, RIH or New Pier or any of their respective properties or assets, except, in the case of clauses
(iii) and (iv), for violations and defaults that would not have a Material Adverse Effect or materially impair the ability of Parent or Seller to perform its obligations under this Agreement.

         (b) Except as specified in Schedule 4.3, no Governmental Approval or other Consent is required to be obtained or made by Parent, Seller, RIH or New Pier in connection with the execution and delivery by Parent or Seller of this Agreement.

         Section 4.4                Litigation.
                                    ----------

         (a) Except as  disclosed  in the Filed SEC  Documents  or  specified in
Schedule 4.4, there is no action, suit, proceeding, arbitration, citation, summons or subpoena, civil, criminal, regulatory or otherwise, in law (including pursuant to any Environmental Laws) or in equity, pending or, to the Knowledge of Seller, threatened by or against RIH or New Pier or involving the Warehouse Assets, or, to the Knowledge of Seller, relating to RIH or New Pier or involving the Warehouse Assets seeking damages in excess of $500,000 or any injunctive or other equitable relief.

         (b) There are no judgments  unsatisfied  (including under Environmental
Laws) against RIH or New Pier or involving the Warehouse Assets or consent decrees or injunctions to which RIH, New Pier or any of their assets or the Warehouse Assets are subject.

         (c) As of the date hereof, there is no action, suit or proceeding pending, or to the Knowledge of Seller, threatened, by or against or affecting Parent, Seller, RIH or New Pier or involving the Warehouse Assets in connection with or relating to the transactions contemplated by this Agreement or of any action taken or to be taken in connection herewith or the consummation of the transactions contemplated hereby.

         Section 4.5                Ownership of RIH and New Pier.
                                    -----------------------------

         (a) Seller owns of record and beneficially all the issued and outstanding shares of capital stock of RIH free and clear of Liens except for the Liens set forth on Schedule 4.5, Liens created by or on behalf of or claiming through or under Buyer and restrictions on the subsequent transfer of such shares by Buyer imposed under applicable securities laws. The authorized capital stock of RIH is set forth on Schedule 4.5. No other class or series of capital stock of RIH is authorized, and, except as set forth on Schedule 4.5, no other securities (including options, warrants, agreements, conversion privileges or other rights, contingent or otherwise, to redeem, purchase or otherwise acquire (or to require the redemption, purchase or other acquisition of) any capital stock or other securities of RIH) are authorized, issued or outstanding. All the issued and outstanding shares of capital stock of RIH are duly authorized, validly issued, fully paid and nonassessable. At the Closing, Seller will transfer to Buyer good title to the RIH Shares, free and clear of all Liens except for Liens created by or on behalf of or claiming through or under Buyer and restrictions on the subsequent transfer of the RIH Shares by Buyer imposed under applicable securities laws.

         (b) Parent owns of record and beneficially all the issued and outstanding shares of capital stock of New Pier free and clear of Liens except for the Liens set forth on Schedule 4.5 and Liens created by or on behalf of or claiming through or under Buyer, and restrictions on the subsequent transfer of such shares by Buyer imposed under applicable securities laws.

431488.13

The authorized capital stock of New Pier is set forth on Schedule 4.5. No other class or series of capital stock of New Pier is authorized, and, except as set forth on Schedule 4.5, no other securities (including options, warrants, conversion privileges or other rights, contingent or otherwise, to redeem, purchase or otherwise acquire (or to require the redemption, purchase or other acquisition of) any capital stock or other securities of New Pier) are authorized, issued or outstanding. All the issued and outstanding shares of capital stock of New Pier are duly authorized, validly issued, fully paid and nonassessable. At the Closing, Parent will transfer to Buyer good title to the New Pier Shares, free and clear of all Liens, except for Liens created by or on behalf of or claiming through or under Buyer and restrictions on the subsequent transfer of the New Pier Shares by Buyer imposed under applicable securities laws.

         Section 4.6 Subsidiaries. Neither RIH nor New Pier owns, directly or indirectly, any Subsidiary. Except as set forth on Schedule 4.6, neither RIH nor New Pier owns, directly or indirectly, beneficially or of record, or has any obligation to redeem, purchase or otherwise acquire, any capital stock or other equity securities of any Person.

         Section 4.7                Financial Statements; Undisclosed
Liabilities.

         (a) The RIH Balance Sheet has been prepared in accordance with GAAP consistently applied (except that the RIH Balance Sheet does not contain notes and does not include normal year-end accruals) and presents fairly in all material respects the financial position of RIH at the date thereof.

         (b) The New Pier Balance Sheet has been prepared in accordance with GAAP consistently applied (except that the New Pier Balance Sheet does not contain notes and does not include normal year-end accruals) and presents fairly in all material respects the financial position of New Pier at the date thereof.

         (c) Set forth on Schedule 4.7 are copies of the unaudited statements of operations of RIH for the six months ended June 30, 2000, and the audited statements of operations for the fiscal years ended December 31, 1998 and 1999 (collectively, the "Financial Statements"). The Financial Statements (i) have been prepared in accordance with GAAP consistently applied (except that the unaudited Financial Statements as of June 30, 2000 and for the six months then ended do not contain notes and do not include normal year-end accruals); (ii) present fairly in all material respects the results of operations of RIH for the periods then ended; and (iii) are in accordance with the books and records of RIH which have been maintained in a manner consistent with historical practice.

         (d) Except as set forth in the Filed SEC Documents, and except for liabilities and obligations incurred since September 30, 2000 in the ordinary course of business consistent with past practice, neither RIH nor New Pier has any liabilities or obligations of any nature (whether accrued, absolute or contingent) required by GAAP to be recognized or disclosed on a balance sheet of RIH or New Pier or in the notes thereto.

         Section 4.8                Taxes.
                                    -----

431488.13

         (a) Each of RIH and New Pier has filed or caused to be filed all material Tax Returns required to be filed by it as of the date hereof and has paid or adequately provided for all Taxes shown thereon as owing except for the Taxes the payment of which is being disputed in good faith. All such Tax Returns were true, correct and complete in all material respects as of the time of such filing.

         (b) Except as set forth on Schedule 4.8, neither RIH nor New Pier (i) has been a member of an affiliated group filing a consolidated income Tax return, and (ii) has any liability for the Taxes of any person under Treasury Regulations section 1.1502-6(a) (or any analogous or similar provision of any state or local or foreign law or regulation), as a transferee or successor, by contract, or otherwise.

         (c) Except as disclosed on Schedule 4.8, (i) any liability of RIH or New Pier for Taxes which is being contested in good faith has been provided for on the RIH Balance Sheet or New Pier Balance Sheet in accordance with GAAP; (ii) to the Knowledge of Seller, there is no action, suit, proceeding, investigation, audit or claim now pending against, or with respect to, RIH or New Pier in respect of any Tax, nor is any claim for additional Tax asserted in writing by any Tax authority; (iii) since January 1, 1997, no claim has been made by any Tax authority in a jurisdiction where RIH or New Pier does not currently file a Tax Return that it is or may be subject to Tax by such jurisdiction, nor to the Knowledge of Seller is any such assertion threatened; (iv) neither RIH nor New Pier has any outstanding request for any extension of time within which to pay any Taxes or file any Tax Returns; (v) neither RIH nor New Pier has any waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes; (vi) neither RIH nor New Pier has any deferred gain or loss arising from any intercompany transactions, within the meaning of Treasury Regulations ss. 1.1502-13; (vii) neither RIH nor New Pier has filed any agreement or consent under Section 341(f) of the Code; (viii) none of Seller, RIH and New Pier is a "foreign person" within the meaning of Section 1445 of the Code; (ix) neither RIH nor New Pier is a party to any written agreement providing for the payment of Taxes, payment for Tax losses, entitlements to refunds or similar Tax matters; (x) during the last seven years prior to the date hereof, no ruling with respect to Taxes (other than a request for determination of the status of a qualified pension plan) has been requested by or on behalf of RIH or New Pier; (xi) neither RIH nor New Pier has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and (xii) RIH and New Pier have withheld and paid all material Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party.

431488.13


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         (d) Except as set forth on Schedule 4.8, there are no Liens (other than
Permitted Liens) affecting any of the Warehouse Assets that arose in connection with any failure to pay any Tax.

         (e) Seller is eligible to file an election under Section 338(h)(10) of the Code with respect to a "qualified stock purchase" (as defined under the Code) of the stock of RIH and New Pier.

         Section 4.9 Absence of Changes. Except as disclosed in the Filed SEC Documents or in Schedule 4.9 or Schedule 6.1(a), since September 30, 2000, each of RIH and New Pier has conducted its business only in the ordinary course of business consistent in all material respects with past practice, and has complied in all material respects with the covenants and agreements set forth in Sections 6.1(a), 6.1(d) and 6.1(o) (assuming that Sections 6.1(a), 6.1(d) and 6.1(o) had been in effect since September 30, 2000 instead of the date hereof) and neither RIH nor New Pier has:

         (a)      suffered any Material Adverse Effect;

         (b) except for the Intercompany Agreements which are subject to the provisions of Section 6.1(g), incurred, assumed, guaranteed or discharged (i) any indebtedness for borrowed money in any amount or any capital lease obligations or other similar capital obligations in any amount ("Indebtedness"), or (ii) any debt, claim, commitment, obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due (excluding any Indebtedness) in excess of $250,000 individually or $1,000,000 in the aggregate, except current liabilities for trade or business obligations incurred in connection with the purchase of goods or services in the ordinary course of business consistent in all material respects with prior practice;

          (c) mortgaged, pledged or subjected to any other Lien, any property, business or assets, tangible or intangible, other than Permitted Liens;

         (d) sold, transferred, leased or otherwise disposed of to others any of its tangible noncurrent assets, except for sales, transfers, leases or dispositions to others made in the ordinary course of business consistent in all material respects with past practice in which the proceeds therefrom are invested in new tangible noncurrent assets or otherwise retained by RIH;

         (e) except for the Intercompany Agreements which are subject to Section 6.1(g), canceled or compromised any debt, claim, commitment, liability or obligation, or waived or released any right of substantial value, involving an amount in excess of $250,000 individually or $1,000,000 in the aggregate;

         (f) received any written notice of termination of any Contract with required payments thereunder in excess of $250,000;

         (g) suffered any damage, destruction or loss (whether or not covered by insurance) to property, in excess of $250,000 individually or $1,000,000 in the aggregate;

         (h) transferred or granted (except in the ordinary course of business consistent in all material respects with past practice) any rights under, or entered into any settlement regarding the breach, misappropriation,

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infringement  or  violation  of, any  Intellectual  Property,  or  modified  any existing rights with respect thereto in a manner involving payments by it in excess of $250,000 individually or $1,000,000 in the aggregate;

         (i) except as disclosed in writing to Buyer prior to the date hereof, made any change in the rate of compensation, commission, bonus or other remuneration payable, or paid or agreed to pay, conditionally or otherwise, any bonus, incentive, retention or other compensation, retirement, welfare, fringe or severance benefit or vacation pay, to or in respect of any employee, in each case other than increases in the ordinary course of business consistent in all material respects with past practice in the compensation payable to those employees earning less than $125,000 per annum each;

         (j) made any material change in its accounting, auditing or Tax methods, practices or principles;

          (k) encountered any labor union organizing activity, had any actual or threatened employee strikes, work stoppages, slowdowns or lockouts;

         (l) except for the Intercompany Agreements which are subject to the provisions of Section 6.1(g), entered into any transaction, contract, arrangement, order, license, lease, permit, instrument, agreement or commitment, involving an amount per year in excess of $250,000 individually or $1,000,000 in the aggregate, other than in the ordinary course of business consistent in all material respects with past practice;

         (m) received written notice of any condemnation proceedings commenced with respect to any Real Estate Asset or written notice as to the proposed commencement of any such proceedings;

         (n)      amended its charter or by-laws;

         (o) changed the authorized or issued capital stock of RIH or New Pier; granted any stock option or right to purchase shares of capital stock of RIH or New Pier; issued any security convertible into such capital stock; declared or paid any dividend or other distribution or payment, in respect of shares of capital stock of RIH or New Pier or otherwise to any Affiliate of RIH or New Pier;

         (p) except in the ordinary course of business consistent in all material respects with past practice, waived any material rights;

         (q) except for the Intercompany Agreements which are subject to Section 6.1(g), entered into, or permitted to be entered into, any closing or other agreement or settlement with respect to Taxes affecting or relating to RIH or New Pier;

         (r)      made any payments under any of the Intercompany
Agreements to any other party thereto; or

         (s) agreed, whether written or oral, to do any of the foregoing.

         Section 4.10              Compliance with Applicable Laws; Governmental
                                   ---------------------------------------------
Approvals.
---------

431488.13


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         (a) Except as disclosed in the Filed SEC Documents or in Schedule 4.10, each of RIH and New Pier (and Parent (with respect to the Warehouse Assets only)) has complied in all respects with all Applicable Laws (including Environmental Laws) applicable to it, except for possible noncompliance that would not result in a Material Adverse Effect.

         (b) Except as disclosed in the Filed SEC Documents or in Schedule 4.10, each of RIH and New Pier (and Parent (with respect to the Warehouse Assets only)) has in effect all Governmental Approvals (including those required under Environmental Laws) necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Governmental Approval, except for the lack of Governmental Approvals and for defaults under Governmental Approvals which lack or default would not result in a Material Adverse Effect.

         (c) Each of RIH and New Pier, (and Parent (with respect to the Warehouse Assets only)), is in compliance with all applicable Gaming Laws, except for possible noncompliance that would not have a Material Adverse Effect.

         (d) Except as disclosed in the Filed SEC Documents or in Schedule 4.10, none of RIH, New Pier and Seller (and Parent (with respect to the Warehouse Assets only)), nor any director or officer of RIH, New Pier or Seller (or Parent (with respect to the Warehouse Assets only)), has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Authority, since January 1, 1998, regarding any actual, alleged, possible or potential violation of, or failure to comply with, any Gaming Laws.

         (e) New Pier holds those permits issued under CAFRA and by the Army Corps of Engineers that are described in Schedule 4.10(e), and, as of the date hereof, has not received any written notice that such permits will not be renewed. New Pier will use reasonable efforts to renew those permits that are described in Schedule 4.10(e). Notwithstanding anything herein that may be to the contrary (including Article VII), neither the expiration nor the non-renewal of those permits that are described in Schedule 4.10(e) shall be an event, fact, circumstance or condition that allows (i) Buyer to not consummate the transactions contemplated hereby at the Closing, or (ii) any Buyer Indemnitee to make any claim for indemnification hereunder.

         Section 4.11               Assets.
                                    ------

         (a) Each of RIH and New Pier has good title to its owned material tangible assets, free and clear of any and all Liens (other than Permitted Liens). Except as disclosed in Schedule 10.1, material tangible assets owned by RIH and New Pier are, in

431488.13
all material respects, in good condition and repair (except for ordinary wear and tear), free from any known defects (except such defects as do not interfere with the use thereof in the conduct of normal operations).

         (b) Parent has good title to the owned material tangible assets included in the Warehouse Assets, free and clear of any and all Liens (other than Permitted Liens). Except as disclosed in Schedule 10.1, the owned material tangible assets included in the Warehouse Assets are, in all material respects, in good condition and repair (except for ordinary wear and tear), free from any known defects (except such defects as do not interfere with the use thereof in the conduct of normal operations).

         (c) Schedule 4.11 contains a list of all the real property owned or leased for use by RIH or New Pier and all the real property included in the Warehouse Assets, and indicates whether such property is owned (an "Owned Real Property") or leased (a "Leased Real Property"). Each of RIH, New Pier and Parent has good and marketable title to its Owned Real Property, subject only to Permitted Liens. Each lease covering Leased Real Property is a legal, valid and binding agreement of RIH, New Pier or Parent, as the case may be, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses. There is not under any such leases any existing default on the part of RIH, New Pier or Parent, as the case may be, to the Knowledge of Seller, any other party thereto, nor any facts which, with the passage of time or notice of default or both, constitute such a default, except for such defaults that would not have a Material Adverse Effect.

         (d) A true and complete copy of each lease and all amendments thereto pertaining to any Leased Real Property has been made available to Buyer. The rental amounts set forth in each lease represents the actual rental being paid, and there are no separate agreements or understandings amending or modifying such rental amounts.

         (e) There are no condemnation proceedings or eminent domain proceedings of any kind pending against the Real Estate Assets or any portion thereof, and no written notice of any threatened condemnation proceedings or eminent domain proceedings of any kind against the Real Estate Assets or any portion thereof has been received by Parent, Seller, RIH or New Pier.

         (f) Except as set forth on Schedule 4.10, to the Knowledge of Seller, all improvements comprising part of the Real Estate Assets are in compliance with all Applicable Laws (including all ordinances, regulations, rules, codes, orders and requirements and all building, zoning or Environmental Laws or codes), except for any such non-compliance that would not have a Material Adverse Effect.

         (g) Item (g) of Schedule 4.11 sets forth true, correct and complete copies of the rent rolls of the Real Estate Assets as of the date hereof and lists all tenant material defaults of which Seller has Knowledge under the leases listed therein (each a "Lease" and, collectively, "Leases"). Other than the Leases, there are no leases or other rights of occupancy which have been granted by Parent, RIH or New Pier at any of the Real Estate Assets. Except as identified on Schedule 4.11, no tenant under any of the Leases has made any written claim of default by the landlord. No rents or other payments or deposits are held by RIH, Parent or New Pier as landlord under any Lease

431488.13


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except the security deposits as set forth on the rent roll and rents prepaid for the current month. Except as set forth on Schedule 4.11, no rents due under, or any other interest in, any of the Leases have been assigned, pledged or encumbered in any way. All security deposits are being, and have been, held in
compliance  with  all  laws,   ordinances,   orders,   rules,   regulations  and
requirements of any Governmental Authority which may be applicable thereto.

         (h) All work to be performed, payments to be made and actions to be taken by RIH, New Pier or Parent with respect to the Real Estate Assets prior to the date hereof pursuant to any agreement entered into with a Governmental Authority in connection with a site approval, zoning reclassification or other similar action relating to the Real Estate Assets (e.g., Local Improvement District, Road Improvement District and any such matters arising under Environmental Laws) has been performed, paid or taken, as the case may be, in all material respects.

         (i) The assets of RIH and New Pier and the Warehouse Assets in the aggregate are adequate to conduct the operations of RIH and New Pier in substantially the manner currently conducted.

         Section 4.12               Contracts.
                                    ---------

         (a) Except for this Agreement and as disclosed in the Filed SEC Documents, Schedule 4.12 contains a true, complete and correct list of all agreements, contracts, commitments, orders, licenses, leases and other instruments (whether written or oral) which, in each case, are related in any way to RIH, New Pier or the Warehouse Assets of the types described below to which RIH or New Pier (or Parent (with respect to the Warehouse Assets only)) is a party or by which RIH or New Pier or their respective assets or the Warehouse Assets are bound and under which any such Person continues to have any obligation (the "Contracts"):

         (i) leases, licenses or agreements for the use of real or personal property with annual rent in excess of $200,000;

         (ii) employment or consulting, in each case providing for annual base compensation in excess of $100,000 and which is not terminable on not more than 30 days' notice without penalty or premium;

         (iii) loan agreements, indentures, letters of credit, mortgages, security agreements, pledge agreements, deeds of trust, bonds, notes, and other agreements and instruments relating to the borrowing of money or obtaining of or extension of credit (excluding accounts payable), in each case involving in excess of $1,000,000;

         (iv) material licenses, licensing arrangements and other similar contracts providing in whole or in part for the use of, or limiting the use of, any Intellectual Property;

         (v)      material brokerage or finder's agreements;

         (vi) joint venture, partnership and similar contracts involving a sharing of profits or expenses (excluding marketing contracts);

         (vii)    asset purchase agreements, stock purchase agreements and other

431488.13
acquisition or divestiture agreements relating to the sale or disposal of any assets of RIH or New Pier or the Warehouse Assets for consideration in excess of $250,000;

         (viii) any contract that requires payments by or to RIH or New Pier in excess of $1,000,000 per annum;

         (ix)     material marketing or distributorship agreements;

         (x) purchase commitments for inventory items or supplies that, together with amounts on hand, constitute in excess of six months normal usage;

         (xi)  any  agreement  with  (A)  any  agent,  distributor,   dealer  or
franchisee other than those involving in the aggregate consideration or other expenditure of less than $100,000 per annum, or (B) any Affiliate;

         (xii) any guarantee of the payment or performance of any Person or any agreement to indemnify any Person, or act as a surety, or other agreement to be contingently or secondarily liable for the obligations of any Person other than
(A) the endorsement of checks in the ordinary course of business, and (B) guarantees or agreements which individually do not exceed $250,000 or in the aggregate do not exceed $1,000,000;

         (xiii)            collective bargaining agreements;

         (xiv) retention agreements, severance agreements, change of control agreements and similar arrangements to which RIH or New Pier, on the one hand, and any employee, consultant or other Person, on the other hand, are a party;

         (xv)     [Not used];

         (xvi) any agreement or arrangement for the purchase of any real estate, machinery, equipment or other capital assets in excess of $250,000; or

         (xvii) any other contract, agreement or commitment not the subject matter of clauses (i) through (xvi) above that is material to RIH or New Pier (or Parent (with respect to the Warehouse Assets only)).

              Notwithstanding the foregoing, Buyer acknowledges and agrees that no Governmental Approvals required under Environmental Laws and that no Environmental Documents are required to be listed in Schedule 4.12.

         (b) Buyer has been furnished with access to all written Contracts, together with all amendments thereto, set forth in Schedule 4.12. Buyer has been furnished with an accurate written summary of all oral Contracts listed on
Schedule 4.12.

         (c) There does not exist under any Contract any event of default or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder on the part of RIH or New Pier (or Parent (with respect to the Warehouse Assets only)), or, to the Knowledge of Seller, any other party thereto, except, in each case, for such events or conditions that would not have a Material Adverse Effect. Each of RIH and New Pier (and Parent (with respect to the Warehouse Assets only))

431488.13


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has  performed all material  obligations  required to be performed by it to date under each of the Contracts. Each Contract is a legal, valid, binding and enforceable obligation of RIH, New Pier or Parent, as the case may be, and, to the Knowledge of Seller, the other parties thereto, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

         Section 4.13 Intellectual Property. Schedule 4.13 contains a list of all material Intellectual Property (other than know-how, non-customized computer software and customer lists) which RIH or New Pier (or Parent (with respect to the Warehouse Assets only)) owns or currently licenses or otherwise has the right to use relating to its business, the jurisdictions in which the Intellectual Property has been registered and any material licenses, sublicenses and other agreements in which RIH or New Pier (or Parent (with respect to the Warehouse Assets only)) has granted a license to any Person to use the Intellectual Property. RIH or New Pier (or Parent (with respect to the Warehouse Assets only)) owns, or is validly licensed or otherwise has the right to use, all Intellectual Property that is material to the conduct of the business of RIH or New Pier (or Parent (with respect to the Warehouse Assets only)), as the case may be. To the Knowledge of Seller, the conduct of the business of RIH and New Pier (and Parent (with respect to the Warehouse Assets only)) does not cause RIH or New Pier (or Parent (with respect to the Warehouse Assets only)) to infringe or violate the patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights of any other Person, which infringement or violation would have a Material Adverse Effect. Except as set forth in Schedule 4.13, no claims are pending or, to the Knowledge of Seller, threatened that RIH or New Pier (or Parent (with respect to the Warehouse Assets only)) is infringing or otherwise adversely affecting the rights of any person with regard to any Intellectual Property. To the Knowledge of Seller, except as set forth in Schedule 4.13, no Person is infringing the rights of RIH or New Pier (or Parent (with respect to the Warehouse Assets only)) with respect to any Intellectual Property.

         Section 4.14 Insurance. Schedule 4.14 sets forth a list of all material insurance policies and all material fidelity bonds or other insurance service contracts (the "Insurance Policies") providing coverage for the properties or operations of RIH or New Pier or the Warehouse Assets, the type and amount of coverage, and the expiration dates of the Insurance Policies. There is no claim by RIH or New Pier (or Parent (with respect to the Warehouse Assets only)) pending under any of the Insurance Policies as to which coverage has been denied or disputed by the underwriters of such policies. All premiums payable under all Insurance Policies have been paid, and RIH and New Pier (and Parent (with respect to the Warehouse Assets only)) otherwise has complied in all material respects with the terms and conditions of all the Insurance Policies. None of Seller, Parent, RIH and New Pier has received any written notice from any insurance carrier: (i) threatening a suspension, revocation, modification or cancellation of any Insurance Policy or a material increase in any premium in connection therewith; or (ii) informing RIH, New Pier, Seller or Parent that any coverage listed on Schedule 4.14 will or may

431488.13


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not be available in the future on substantially the same terms as now in effect.

         Section 4.15 Employees, Labor Matters, etc. Except as disclosed in the Filed SEC Documents or in Schedule 4.15, neither RIH nor New Pier is a party to or bound by any collective bargaining agreement and there are no labor unions or other organizations representing any employees employed by RIH or New Pier. Since January 1, 1998, there has not occurred or, to the Knowledge of Seller, been threatened any material strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity with respect to any employees employed by RIH or New Pier in the operation of its business. Except as disclosed in the Filed SEC Documents or in Schedule 4.15, there are no labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no representation petition pending or, to the Knowledge of Seller, threatened with respect to any employee employed by RIH or New Pier.

         Section 4.16               Employee Benefit Plans and Related Matters.
                                    ------------------------------------------

         (a) For purposes of this Agreement, the term "Employee Benefit Plan" shall mean each pension, retirement, profit-sharing, deferred compensation, bonus, phantom stock, restricted stock plan, stock option plan, stock purchase plan, deferred compensation arrangement, other incentive plan, severance pay plan or policy, supplemental executive retirement plan or policy, or other employee benefit program, arrangement, agreement or understanding, or medical, vision, dental or other health plan, or life insurance or disability plan, or any other employee benefit plan, including any "employee benefit plan" as defined in Section 3(3) of ERISA, to which RIH, New Pier or any ERISA Affiliate contributes or is a party or is bound or under which it may have liability and under which employees or former employees (or their beneficiaries) of RIH or New Pier are eligible to participate or derive a benefit. Schedule 4.16 lists each material Employee Benefit Plan. Seller has made available to Buyer true, correct and complete copies of all documents, summary plan descriptions, insurance contracts, third party administration contracts and all other documentation created to embody all material Employee Benefit Plans.

         (b) No material liability has been incurred by RIH, New Pier or any ERISA Affiliate under or pursuant to the Code or ERISA or the penalty, excise tax or joint and several liability provisions of the Code or ERISA relating to any "employee benefit plan" as defined in Section 3(3) of ERISA.

         (c) Except as disclosed on Schedule 4.16, no Employee Benefit Plan is a "multiple employer plan" within the meaning of Section 413(c) of the Code, or a defined benefit plan within the meaning of Section 3(35) of ERISA.

         (d) To the Knowledge of Seller, each of the Employee Benefit Plans (other than multiemployer plans, as defined in Section 3(37) of ERISA (each, a "Multiemployer Plan")) listed in Schedule 4.16 is and has at all times been in compliance in all material respects with all applicable provisions of ERISA, the Code and other Applicable Law.

         (e) To the Knowledge of Seller, each "employee pension benefit plan" as defined in Section 3(2) of ERISA (each a "Pension Plan") that is not a Multiemployer Plan, which is intended to meet the requirements of Section 401(a) of the Code now meet, and since their inception have met, the requirements for qualification under Section 401(a) of the Code and nothing has occurred which would adversely affect the qualified status of any such Pension Plan other than such occurrences as may be corrected without resulting in any material liability to RIH or New Pier.

431488.13

         (f) Except as set forth in Schedule 4.16 the execution and performance of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional or subsequent event) constitute an event under any Employee Benefit Plan or individual agreement that will or may result in any payment (whether of severance pay or otherwise), acceleration, vesting or increase in material benefits with respect to any employee, former employee, consultant, agent or director of RIH or New Pier. No payment which will be or may be made by RIH or New Pier to any employee, former employee, director, consultant or agent thereof will or could be characterized as an "excess parachute payment" within the meaning of Section 280G(b) (1) of the Code and any regulations promulgated under the Code.

         (g) Except as disclosed on Schedule 4.16 at no time has RIH, New Pier or any ERISA Affiliate contributed to, been required to contribute to, or incurred any withdrawal liability (within the meaning of Section 4201 of ERISA) with respect to any Employee Benefit Plan which is a Multiemployer Plan.

         (h) Each "group health plan" (within the meaning of Section 4980B of the Code) maintained by RIH, New Pier or any ERISA Affiliate has been administered in material compliance with the coverage continuation requirements contained in the Consolidated Omnibus Budget Reconciliation Act of 1985 and as provided under Section 4980B of the Code and any regulations promulgated or proposed under the Code. None of the Employee Benefit Plans provides retiree life or retiree health benefits except as may be required under Section 4980B of the Code or Section 601 of ERISA and at the expense of the participant or the participant's beneficiary.

         (i) With respect to all Employee Benefit Plans that are not Multiemployer Plans which are funded, or are required by Applicable Law to be funded, the present value of all accrued benefits of each such Employee Benefit Plan as of the Closing Date, will not exceed the fair market value of the assets of each such Employee Benefit Plan as of the Closing Date.

         (j) RIH, New Pier and each ERISA Affiliate have made all contributions required to be made to each Employee Benefit Plan under the terms of the plan, the terms of any collective bargaining or similar agreement relating to the plan and Applicable Law. No prohibited transaction (as defined in Section 4975 of the Code or Section 406 of ERISA) has occurred with respect to any Employee Benefit Plan, which could subject any Employee Benefit Plan or any related trust, RIH, New Pier, any ERISA Affiliate or any director or employee of any of them to any material tax or penalty imposed under Section 4975 of the Code or Section 502(i) or 502(l) of ERISA, either directly or indirectly, and whether by way of indemnity or otherwise.

         (k) Seller shall request and use all reasonable efforts to obtain from the plan administrator of each Multiemployer Plan that is a Pension Plan a calculation of the liability, if any, which would be attributable to RIH if RIH completely withdrew from such Pension Plan on September 30, 2000 (and, promptly after receipt thereof, Seller shall provide copies thereof to Buyer).

         Section 4.17 Brokers, Finders, etc. Except as disclosed in writing to Buyer prior to the date hereof or as set forth on Schedule 4.17, all negotiations relating to this Agreement, and the transactions contemplated hereby, have been carried on without the participation of any Person acting on behalf of Parent, Seller or any of their Affiliates in such manner as to give rise to any valid claim against Buyer or its Affiliates for any brokerage or finder's commission, fee or similar compensation, or for any bonus payable to any officer, director, employee,

431488.13
agent  or  sales  representative  of or  consultant  to  Seller  or  any  of its
Affiliates  or  any  other  Person  upon   consummation   of  the   transactions
contemplated hereby or thereby.

         Section 4.18 Accounts. Schedule 4.18 hereto correctly identifies each bank account, brokerage account and safety deposit box maintained by or on behalf or for the benefit of RIH or New Pier.

                                                     ARTICLE V
                                      REPRESENTATIONS AND WARRANTIES OF BUYER

         Buyer represents and warrants to Parent and Seller as of the date hereof as follows:

         Section 5.1 Organizational Status. Buyer is a corporation duly organized and validly existing under the laws of the State of Delaware. Buyer has the requisite power and authority to carry on its business as currently conducted by it and own or lease its properties currently owned or leased by it.

         Section 5.2 Authorization, etc. Buyer has the requisite power and authority to execute and deliver this Agreement, to perform fully its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery by Buyer of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite action of Buyer. Buyer has duly executed and delivered this Agreement. This Agreement is a legal, valid and binding obligation of Buyer, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

         Section 5.3                No Conflicts; Consents.
                                    ----------------------

         (a) The execution, delivery and performance by Buyer of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not, directly or indirectly, contravene or conflict with or result in a violation of or under (with or without the giving of notice or the lapse of time or both) (i) any provision in the certificate of incorporation or by-laws of Buyer, (ii) any resolution adopted by the board of directors or the stockholders of Buyer, (iii) except as specified in Schedule 5.3, any Applicable Law applicable to Buyer or any of its properties or assets, or (iv) any contract, agreement or other instrument applicable to Buyer or any of its properties or

431488.13
assets, except, in the case of clauses (iii) and (iv) for violations and defaults that would not materially impair the ability of Buyer to perform its obligations under this Agreement.

         (b) Except as specified in Schedule 5.3, no Governmental Approval or other Consent is required to be obtained or made by Buyer in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

         Section 5.4 Litigation. As of the date hereof, there is no action, suit or proceeding pending, or to Buyer's knowledge, threatened, by or against or affecting Buyer or any of its Affiliates in connection with or relating to the transactions contemplated by this Agreement or of any action taken or to be taken in connection herewith or the consummation of the transactions contemplated hereby.

         Section 5.5 Brokers, Finders, etc. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the participation of any Person acting on behalf of Buyer in such manner as to give rise to any valid claim against Seller or any Affiliate or former Affiliate for any brokerage or finder's commission, fee or similar compensation.

         Section 5.6                Compliance with Applicable Laws.
                                    -------------------------------

         (a) Each of Buyer and its Affiliates is in compliance with all Applicable Laws applicable to it, except for possible noncompliance that would not result in a material adverse effect on Buyer.

         (b) Except as set forth on Schedule 5.6, Buyer has in effect all Governmental Approvals necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Governmental Approvals, except for the lack of Governmental Approvals and for defaults under Governmental Approvals which lack or default would not impair the ability of Buyer in any material respect to consummate the transactions contemplated by this Agreement. At the Closing, Buyer will have in effect the Governmental Approvals, subject to the provisions of Section 7.2(f), listed on Schedule 5.6.

         (c) Each of Buyer and its Affiliates is in compliance with all applicable Gaming Laws, except for possible noncompliance that would not have a material adverse effect on Buyer or impair the ability of Buyer to consummate the transactions contemplated by this Agreement.

         (d) Neither Buyer nor any of its Affiliates nor any director or officer of Buyer or any of its Affiliates has

431488.13
received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Authority, asserting that a license of it or them, as applicable, under any Gaming Laws should be revoked or suspended.

         Section 5.7 Equity Financing. Buyer will, on the Closing Date, have available cash in the form of equity capital contributions to it in an amount of at least $45,000,000 to consummate the transactions contemplated hereby.

         Section 5.8 Investment Intent. The RIH Shares and the New Pier Shares are being acquired with Buyer's own funds for investment purposes and for Buyer's own account, not as a nominee or agent, and not with a view to the sale or distribution of any part thereof.

         Section 5.9 Restricted Securities. Buyer understands that the RIH Shares and the New Pier Shares are restricted securities under the Securities Act, and may not be resold or transferred unless those securities are registered under the Federal securities laws or unless an exemption from such registration is available. In addition, Buyer understands that any resale or transfer of the RIH Shares or the New Pier Shares must comply with applicable state securities laws.

         Section 5.10 Governmental Approvals. To the knowledge of Buyer, there is no fact or circumstance which would reasonably be expected to prevent or materially delay the obtaining of any Consent or Governmental Approval by Buyer which is required to be obtained by Buyer in connection with this Agreement.

         Section 5.11 No Implied Representations. Buyer acknowledges and agrees that, except as expressly set forth in this Agreement, none of Parent, Seller, RIH, New Pier and any of their respective parents, Subsidiaries, Affiliates, agents or representatives or purported agents or representatives has made, and none of the foregoing entities or Persons is liable for or bound in any manner by, any express or implied warranties, guaranties, promises, statements, inducements, representations or information pertaining to the businesses or properties of RIH, New Pier, the RIH Shares, the New Pier Shares, the Real Estate Assets, the Warehouse Assets or any part thereof, the physical condition thereof, environmental matters, the income, expenses or operation thereof, the financial prospects for such businesses, the uses which can be lawfully made of the Real Estate Assets under applicable zoning or other laws or any other matter or thing with respect thereto, including any existing or prospective Governmental Authorities. Without limiting the foregoing, Buyer acknowledges and agrees that, except as expressly set forth in this Agreement, Parent and Seller
(a) are not liable for or bound by (and Buyer has not relied upon) any verbal or written statements, representations, warranties, agreements,

431488.13
arrangements, understandings, investment bankers or real estate brokers "setups" or any other information respecting the businesses or properties of RIH, New Pier, the RIH Shares, the New Pier Shares, the Real Estate Assets, the Warehouse Assets or any part thereof furnished by Parent, Seller, RIH, New Pier, or any Affiliate, representative or other person representing or purportedly representing any of the foregoing, and (b) are not making any implied warranty or representation as to condition, merchantability or suitability as to any of the assets or properties of RIH or New Pier, as to the RIH Shares or the New Pier Shares or as to any of the Real Estate Assets or Warehouse Assets. It is understood and agreed that any cost estimates, projections or other predictions contained or referred to in the Schedules are not and shall not be deemed to be representations or warranties of Parent or Seller.

         Section 5.12 New Jersey Casino License. On the Closing, Buyer will have all Governmental Approvals required to own and operate a casino in the State of New Jersey. Notwithstanding the foregoing or any other provision of this Agreement, Seller and Parent acknowledge and agree that: (a) nothing in this Agreement shall be deemed to obligate Buyer or any of its Affiliates to obtain any consent, approval, license, waiver, order, decree, determination of suitability or other authorization or make any filing or application with respect to any persons other than any of the persons identified on Schedule 5.12 (collectively, the "Licensed Persons") in connection with the transactions contemplated hereby; and (b) neither Buyer nor any of its Affiliates makes any representation or warranty herein regarding the likelihood of any determination by the New Jersey Casino Control Commission or any other Governmental Authority, that any persons other than the Licensed Persons be required to obtain any consent, approval, license, waiver, order, decree, determination of suitability or other authorization or make any filings or application under the Gaming Laws in connection with the transactions contemplated hereby, or the impact of any such determination on the granting of licenses or approvals necessary under the Gaming Laws for Buyer to consummate the transactions contemplated hereby.

         Section 5.13 Taxes. Buyer is eligible to file an election under Section 338(h)(10) of the Code with respect to a "qualified stock purchase" (as defined under the Code) of the stock of RIH and New Pier.

                                   ARTICLE VI

                                    COVENANTS

         Section 6.1                Covenants of Seller.
                                    -------------------

431488.13

         (a) Conduct of Business. From the date hereof to the Closing Date, except as disclosed in Schedule 6.1(a), as permitted or contemplated by this Agreement or as otherwise consented to by Buyer in writing (such consent not to be unreasonably withheld or delayed), Seller shall cause RIH to, Parent shall cause New Pier to, and Parent shall (with respect to the Warehouse Assets only):

         (i) carry on its business in the ordinary course, including maintaining an adequate level of inventories required for the conduct of its business as presently conducted, use all commercially reasonable efforts to maintain its business in good operating condition and repair and preserve its relationships with suppliers; and take all steps commercially reasonable to maintain its intangible assets;

         (ii) not grant (or commit to grant) any increase in the compensation (including incentive or bonus compensation) of any employee (other than increases in the ordinary course of business consistent with past practice in the compensation payable to its employees); or institute, adopt or materially amend (or commit to institute, adopt or materially amend) any compensation or benefit plan, policy, program or arrangement or collective bargaining agreement applicable to any employee except as required to comply with Applicable Law or with any collective bargaining agreements;

         (iii) not enter into, amend or terminate any employment agreement or collective bargaining agreement or similar commitment (including any commitment to pay retirement or other benefits) to or with any of its employees other than in the ordinary course of business consistent with past practices;

         (iv) not grant any severance or termination pay to any of its present or former directors or officers other than in the ordinary course of business consistent with past practices;

         (v) not loan or advance any money or other property to any present or former director, officer or employee of RIH or New Pier (except for advances in the ordinary course of business and consistent with past practices);

         (vi)  except  for the  Intercompany  Agreements  which are  subject  to
Section 6.1(g), not enter into, amend or terminate any contract, commitment or agreement which involves aggregate consideration in excess of $500,000, other than in the ordinary course of business consistent with past practices;

         (vii) not sell, transfer, lease to others or otherwise dispose of to others any of its tangible noncurrent assets except for sales, transfers, leases or dispositions to others in the ordinary course of business consistent with past practice in which the proceeds therefrom are invested in new tangible

431488.13
noncurrent assets or otherwise retained by RIH, or cancel or compromise any debt, claim, commitment, liability or obligation, or waive or release any right of substantial value, involving an amount in excess of $250,000 individually or $1,000,000 in the aggregate;

         (viii)  except for the  Intercompany  Agreements  which are  subject to
Section 6.1(g), not (A) enter into, amend or terminate any material lease of real estate related to its business, (B) create any Liens on its assets or business except for Permitted Liens, or (C) make any material modifications of or changes in or terminate any existing material license, lease, agreement or contract included in its assets other than, in the case of this clause (C), such modifications, changes or terminations in the ordinary course of business and consistent with past practice;

         (ix) not make any capital expenditure or capital expenditure commitment involving an amount or amounts exceeding $500,000 in the aggregate (other than in an emergency, in which case Seller, RIH or New Pier promptly shall notify Buyer thereafter in writing);

         (x) except for the Intercompany Agreements which are subject to Section 6.1(g), not repay or prepay any material
           --------------
liability or obligation prior to its stated maturity;

         (xi) not write off any account receivable other than in the ordinary course of business consistent with past practice;

         (xii) except for the Intercompany Agreements which are subject to Section 6.1(g), not waive any material claims or
           --------------
rights relating to any of its material assets;

         (xiii) not make, change or revoke, or permit to be made, changed or revoked, without the consent of Buyer (such consent not to be unreasonably withheld or delayed), any material election or method of accounting with respect to Taxes;

         (xiv)  except  for the  Intercompany  Agreements  which are  subject to
Section 6.1(g), not to enter into, or permit to be entered into, without the consent of Buyer (such consent not to be unreasonably withheld or delayed), any closing or other agreement or settlement with respect to Taxes affecting or relating to RIH or New Pier;

         (xv) except for the Intercompany Agreements which are subject to the provisions of Section 6.1(g), not to incur, assume, guarantee or discharge any Indebtedness, except current liabilities for trade or business obligations incurred in connection with the purchase of goods or services in the ordinary course of business consistent with past practice;

         (xvi)             not to incur, or suffer to exist, any Lien on the

431488.13
assets of RIH or New Pier or on the Warehouse Assets, other than, in each case, Permitted Liens; and

         (xvii) not agree, whether or not in writing, to do any of the foregoing.

         (b) No Shop. Prior to the earlier of the Closing Date and termination of this Agreement, Seller and Parent shall not, and shall cause RIH and New Pier not to, directly or indirectly, through any representative or otherwise, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept, or consider any proposal of any other Person relating to the acquisition of any of the RIH Shares or the New Pier Shares or all or any substantial part of RIH's or New Pier's assets or business, the Warehouse Assets or the assets subject to the Option Agreement, whether directly or indirectly, through purchase, merger, consolidation, or otherwise.

         (c)      Notices of Certain Events.  Seller or Parent shall
                  -------------------------
notify Buyer of:

         (i) any written notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

         (ii) any written notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

         (iii) any actions, suits, investigations or proceedings commenced or, to the Knowledge of Seller, threatened against, relating to or involving or otherwise affecting Seller, Parent, RIH, or New Pier which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.4 or that relate to the consummation of the transactions contemplated by this Agreement.

         (d) Maintenance of Properties. At all times prior to the Closing Date, Seller shall cause RIH to, Parent shall cause New Pier to, and Parent shall (with respect to the Warehouse Assets only), (i) maintain its material books, accounts and records in the ordinary course of business consistent in all material respects with past practices, (ii) comply in all material respects with all contractual obligations applicable to its assets or business, and (iii) comply in all material respects with all Applicable Laws.

         (e) Pre-Closing Actions. As promptly as practicable, Seller shall (and Seller shall cause RIH to) and Parent shall (and Parent shall cause New Pier
to):

431488.13

         (i) use all reasonable efforts to take all actions and to do all things necessary to consummate the transactions contemplated hereby by the Closing Date;

         (ii) file or supply, or cause to be filed or supplied, all applications, notifications and information required to be filed or supplied by it pursuant to material Applicable Law in connection with this Agreement, the sale and transfer of the RIH Shares, the New Pier Shares and the Warehouse Assets pursuant to this Agreement and the consummation of the other transactions contemplated hereby, including all filings required under the HSR Act;

         (iii) use all reasonable efforts to obtain, or cause to be obtained, all material Consents (including all Governmental Approvals, including all approvals required under the HSR Act, and any material Consents required under any material Contract) necessary to be obtained by it in order to consummate the sale and transfer of the RIH Shares, the New Pier Shares and the Warehouse Assets pursuant to this Agreement and the consummation of the other transactions contemplated hereby;

         (iv) reasonably coordinate and cooperate with Buyer to enable Buyer to secure such Consents from Governmental Authorities as will permit Buyer to conduct after the Closing the business conducted by RIH and New Pier prior to the Closing;

         (v) reasonably coordinate and cooperate with Buyer in exchanging such information and supplying such assistance as may be reasonably requested by Buyer in connection with any filings and other actions contemplated by Section 6.2;

         (vi) Parent shall amend the Sun International North America, Inc. Retirement Savings Plan (the "SINA Plan") to provide that employees of RIH and New Pier shall fully vest in their SINA Plan accounts (the "Accounts") as of the Closing Date. As promptly as practicable following the Closing Date, Parent and Buyer shall arrange for the transfer of the Accounts and corresponding liabilities and obligations with respect to RIH and New Pier employees from the SINA Plan to a tax qualified plan established by Buyer which provides benefits and payment options that are no less favorable than those available under the SINA Plan ("Buyer's Savings Plan"). Buyer's Savings Plan shall credit all service with Seller, Parent, RIH or New Pier for purposes of the eligibility, participation and vesting requirements of Buyer's Savings Plan. Buyer's Savings Plan shall (a) provide for tax- deferred contributions, and (b) meet all requirements for a qualified cash or deferred arrangement under Section 401(k) of the Code. The transfer of assets from the SINA Plan shall be made in cash and promissory notes representing participant loans. The parties shall file any necessary IRS Forms 5310-A with respect to such transfer. Prior to the transfer date, Buyer

431488.13
shall, to the reasonable satisfaction of Seller, present Seller with such evidence and information as is reasonably necessary to establish that the tax-qualified plan or plans established or to be established by Buyer to which the transfer or transfers described in this Section are to be made are in full force and effect and meet all the requirements for qualification under Sections 401(a) and 411(d)(6) of the Code. Prior to the transfer date, Seller shall, to the reasonable satisfaction of Buyer, present Buyer with such evidence and information as is reasonably necessary to establish that the SINA Plan meets the requirements of Section 401(a) of the Code. As of the Closing Date, RIH and New Pier shall cease to be participating employers in the SINA Plan; provided, however, that prior to the transfer date, RIH and New Pier may continue to make loan repayments on behalf of their respective employees who have outstanding SINA Plan loans as of the Closing Date in accordance with past practice; and

         (vii) cooperate with Buyer, in any manner reasonably requested by Buyer, in connection with Buyer obtaining the Financing.

         (f) Further Assurances. Following the Closing, each of Parent and Seller shall (and shall cause its controlled Affiliates to), from time to time, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably requested by Buyer, to confirm and assure the rights and obligations provided for in this Agreement and render effective the consummation of the transactions contemplated hereby. Buyer will reimburse each of Parent and Seller for its and any such Affiliate's reasonable, direct out-of-pocket expenses incurred by any of such Persons and paid to any unaffiliated third party in connection with the foregoing.

         (g) Dealings with Affiliates. Schedule 6.1(g) contains a true, complete and correct list of all Contracts to which RIH or New Pier, on the one hand, and Parent or Seller, on the other hand, are parties (the "Intercompany Agreements"). From the date hereof until the Closing Date, no payments shall be made by any party under any of the Intercompany Agreements to any other party thereto. As of the Closing Date, all Intercompany Agreements shall be terminated and of no force and effect, and there shall be no unsatisfied obligations thereunder.

         (h) Payments. Following the Closing, (i) Seller promptly shall (and shall cause its Affiliates promptly to) deliver to RIH any cash, checks or other instruments of payment to which RIH is entitled and shall hold the same in trust for RIH until such delivery, and (ii) Parent promptly shall (and shall cause its Affiliates promptly to) deliver to New Pier any cash, checks or other instruments of payment to which New Pier is entitled and shall hold the same in trust for New Pier until such delivery.

         (i) Buyer's Right of Access to Conduct Environmental Investigations. Buyer and Buyer's agents and representatives shall have the right, without the obligation, prior to Closing, to enter upon the Real Estate Assets for the purpose of performing a Phase I Environmental Assessment or a Preliminary Assessment and compliance review (the "Environmental Investigations") or an asbestos survey (to the extent not

431488.13
completed as of the date hereof), which shall not include conducting sampling, testing or other intrusive investigation activities without the prior written consent of Parent or Seller, which shall not be unreasonably withheld, to evaluate whether there has been a Release of Hazardous Substances, whether the Real Estate Assets are in compliance with Environmental Laws and whether any Underground Storage Tanks are present. If, for any reason, after having conducted the Environmental Investigations, Buyer knows or has reason to believe that there exist any Environmental Liabilities and Costs, Buyer promptly shall notify Seller, and Seller may, subject to clause (iii) of Section 6.1(d), discharge such Environmental Liabilities and Costs prior to the Closing, if any. If any Environmental Liability and Costs remain after the Closing, then such Environmental Liabilities and Costs shall be subject to Section 10.1(c). Notwithstanding anything herein that may be to the contrary (including Article
VII), the existence of any Environmental Liabilities and Costs shall not be an event, fact, circumstance or condition that allows the Buyer to not consummate the transactions contemplated hereby at the Closing except pursuant to clause
(ii) of Section 9.1(c).

         (j) Financial Statements. Seller shall deliver to Buyer, promptly upon completion, a copy of the unaudited balance sheet and statement of operations of each of RIH and New Pier at and for the nine months ended September 30, 2000, and for each quarterly period thereafter through the earlier to occur of the termination of this Agreement and the Closing Date, each of which (i) shall be prepared in accordance with GAAP consistently applied (except that such statements will not contain notes and (other than the year-end statements) will not include year-end accruals); (ii) shall present fairly in all material respects the operations of each of RIH and New Pier for such period; and (iii) shall be in accordance with the books and records of each of RIH and New Pier which shall have been maintained in a manner consistent with historical practice.

         (k)      Bus Terminal Development.  Seller shall use reasonable
                  ------------------------
commercial efforts to cause construction of the bus
transportation center to be completed in all material respects in accordance with the Agreement between Owner and Contractor, dated
August 14, 2000, as in effect on the date hereof, between Sun
International Development Group, Inc. and Shore Building
Contractors, Inc. (the "Bus Contract") and the approved Drawing
                        ------------
and Specifications attached to the Bus Contract.

         (l) Ground Lease Estoppels. Seller shall use reasonable commercial efforts to obtain estoppel certificates, substantially in the form of Exhibit G hereto, from the ground lessors under the RIH ground leases listed in Schedule 4.11.

431488.13

         (m) Tenant Estoppels. Seller shall use reasonable commercial efforts to obtain estoppel certificates, substantially in the form of Exhibit H hereto, from all third party tenants located at any of the Real Estate Assets to the extent that the leases with such tenants obligate the tenants to provide the same.

         (n)      Environmental Documents.  Seller shall, within ten
                  -----------------------
Business Days from the date hereof, make available to Buyer the Environmental Documents.

         (o) Dividends. From the date hereof until the Closing Date, neither RIH nor New Pier shall declare or pay any dividend or other distribution or payment, in respect of shares of capital stock of RIH or New Pier or otherwise to any Affiliate of RIH or New Pier.

         Section 6.2                Covenants of Buyer.
                                    ------------------

         (a) Maintenance of Commitment. Buyer shall maintain in effect the arrangements contemplated by Section 5.7 and 11.18 until the date that is the earlier of (i) the occurrence of the Closing and (ii) six months following any termination of this Agreement prior to the Closing Date.

         (b)      Pre-Closing Actions.  As promptly as practicable, Buyer
                  -------------------
shall:

         (i) use all reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated hereby by the Closing Date, including: (A) the obtaining of all necessary approvals by the New Jersey Casino Control Commission under the New Jersey Casino Control Act and the rules and regulations promulgated thereunder required in connection with this Agreement, (B) as promptly as practicable, but in any case no later than 30 days from the date hereof, filing a petition requesting "Interim Casino Authorization" pursuant to NJSA 5:12-95.12 et seq. (the "ICA Petition"), and (C) actively pursuing and not withdrawing the ICA Petition or Buyer's application to the New Jersey Casino Control Commission for a permanent license under the New Jersey Casino Control Act;

         (ii) file or supply, or cause to be filed or supplied, all applications, notifications and information required to be filed or supplied by Buyer pursuant to all material Applicable Law in connection with this Agreement, Buyer's acquisition of the RIH Shares, the New Pier Shares and the Warehouse Assets pursuant to this Agreement and the consummation of the other transactions contemplated hereby;

         (iii) use all reasonable efforts to obtain, or cause to be obtained, all material Consents (including all Governmental Approvals, including all approvals required under the HSR Act, and any material Consents required under any material agreement

431488.13
or contracts to which it is a party) necessary to be obtained by it in order to consummate the purchase of the RIH Shares, the New Pier Shares and the Warehouse Assets pursuant to this Agreement and the consummation of the other transactions contemplated hereby;

         (iv) reasonably coordinate and cooperate with Seller and Parent to enable Buyer to secure such Consents from Governmental Authorities as will permit Buyer to conduct after the Closing the business conducted by RIH and New Pier prior to the Closing; and

         (v) reasonably coordinate and cooperate with Parent and Seller in exchanging such information and supplying such reasonable assistance as may be reasonably requested by Parent or Seller in connection with any filings and other actions contemplated by Section 6.1.

         (c) Notices of Certain Events. Buyer shall notify Parent and Seller of any actions, suits, investigations or proceedings commenced or, to the knowledge of Buyer, threatened against, relating to or involving or otherwise affecting Buyer if pending on the date of this Agreement, that relate to the consummation of the transactions contemplated by this Agreement.

         (d) Further Assurances. Following the Closing, Buyer shall (and Buyer shall cause its Affiliates to), from time to time, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably requested by Parent or Seller, to confirm and assure the rights and obligations provided for in this Agreement and render effective the consummation of the transactions contemplated hereby. Parent or Seller will reimburse Buyer for Buyer's and any such Affiliate's reasonable, direct, out-of-pocket expenses in connection with the foregoing.

         (e) Access and Information. For the six-year period from and after the Closing, Buyer shall (and shall cause its accountants, counsel, consultants, employees and agents to) give each of Parent and Seller and its accountants, counsel, consultants, employees and agents, reasonable access during normal business hours (with reasonable prior notice and in a manner not unduly interfering with Buyer's business) and furnish them with all legally non-privileged documents, records, correspondence, computer data, work papers and other information with respect to the properties, assets, books, Contracts, commitments, reports and Books and Records, but solely for periods prior to the Closing (collectively, the "Pre-Closing Information"), to the extent that each of Parent and Seller shall from time to time reasonably request to facilitate
(i) the preparation and timely filing by Parent or Seller of Tax Returns, the making of any election related to Taxes or in connection with any audit, amended return, claim for refund or any suit or proceeding with respect thereto, (ii) the investigation, litigation and final disposition of any claims, actions, suits or proceedings which may have been or may be made against Parent or Seller in connection with RIH, New Pier or the Warehouse Assets or any of their respective businesses, (iii) any indemnification claims made under Article X or the defense thereof, (iv) the obtaining of a Governmental Approval, (v) the obtaining of a Permit by Parent or Seller, (vi) accounting and audit requirements, and (vii) securities filings and other regulatory filings in accordance with Applicable Law. The Pre-Closing Information shall be subject to the requirements of Section 6.5 hereof. Buyer shall use all reasonable efforts to include a provision

431488.13
substantially similar to this Section 6.2(e) in any agreement providing for the transfer of the RIH Shares, New Pier Shares or the Warehouse Assets or to the sale, lease or other transfer of all or a substantial portion of RIH's or New Pier's business or assets (regardless of the form in which any such transaction occurs), which is executed during such six-year period, requiring the transferee thereof to grant the access and information rights provided therein to each of Parent and Seller and its accountants, counsel, consultants, employees and agents and to cause Seller and Parent to be a third party beneficiary of such provision. In addition, Buyer shall permit each of Parent and Seller and its accountants, counsel, consultants, employees and agents, reasonable access to such personnel during normal business hours, with reasonable prior notice and in a manner not unduly interfering with Buyer's business, as may be necessary to each of Parent and Seller in its review of the Pre-Closing Information in connection with any of the aforementioned purposes. Except as otherwise required by Applicable Law or agreed to in writing by the parties, Buyer shall (and shall cause its Affiliates to) use reasonable efforts to preserve all material Pre-Closing Information in its possession until December 31, 2006. Notwithstanding the foregoing, in lieu of retaining any specific Pre-Closing Information, Buyer may offer in writing to Parent and Seller to deliver such specific Pre-Closing Information to Parent and Seller and, if such offer is not accepted within 90 days, the offered Pre- Closing Information may be disposed of at any time.

         (f) Names and Logos. After the Closing, Buyer will not use (and will cause each of its Affiliates not to use) the Name "Sun", or the Name "Sun International", or any similar Name or any Logo incorporating such Name or any similar Name in any manner, including in connection with the sale of any products or services or otherwise in the conduct of its business, except that during a transition period of not more than two months, may use, pursuant to a license agreement at no cost to be entered into prior to the Closing, any stationery or similar items used in the business of RIH which bear any Logo.

         (g) Discharge of Liabilities. From and after the Closing, Buyer will pay, discharge and satisfy, or cause to be paid, discharged and satisfied, all the Warehouse Assumed Liabilities, as and when the same become due and payable.

         (h) Financing Commitment. Buyer shall use all reasonable efforts to obtain the Financing and shall make available to Parent any and all commitment letters, documents, agreements and instruments in respect of such Financing promptly after any of the same become available; provided, however, that Buyer shall not have failed to use all reasonable efforts if the financing source shall require more than $45,000,000 of equity contributions to Buyer, credit support from Persons other than Buyer or its subsidiaries or fees other than customary fees for transactions of this type.

         Section 6.3                Tax Matters.
                                    -----------

         (a) Seller and/or Parent will prepare and file (or cause to be prepared and filed) any and all Tax Returns for all periods ending on or prior to the Closing Date which RIH or New Pier is obligated to file. Seller and/or Parent will pay (or cause to be paid) all Taxes due with respect to such Tax Returns. Buyer shall prepare and file (or cause to be prepared and filed) all Straddle Tax Returns required to be filed by RIH or New Pier and shall cause

431488.13

RIH or New Pier to pay the Taxes shown to be due thereon; provided, however, that Seller or Parent (as the case may be) shall promptly reimburse Buyer for the portion of such Tax that relates to a Pre- Effective Date Tax Period except to the extent of any reserves therefor on the RIH Balance Sheet or the New Pier Balance Sheet. Seller and Parent will furnish to Buyer all information and records reasonably requested by Buyer for use in preparation of any Straddle Tax Returns. Buyer shall allow Seller and Parent to review, comment upon and reasonably approve without undue delay any Straddle Tax Return at any time during the 45-day period immediately preceding the filing of such Tax Return. Buyer shall cause RIH or New Pier to file all Tax Returns for any Straddle Period on the basis that the relevant taxable period ended as of the close of business on the Closing Date, unless the relevant Tax authority will not accept a Tax Return filed on that basis. In the case of the Straddle Period, the Taxes of RIH or New Pier for the portion of the Straddle Period that constitutes Pre-Effective Date Tax Period shall be computed as if such taxable period ended as of the close of business on September 30, 2000.

         (b) (i) Seller will cause RIH and New Pier to be included in the consolidated Federal Tax Returns that include Seller for all periods for which they are required to be so included, and in any other state and local consolidated, affiliated, combined, unitary or other similar group income Tax Returns that include Seller, for all periods ended on or prior to the time of the Closing ("Pre-Closing Periods") for which RIH or New Pier is required to be so included. Seller shall be entitled to all refunds of Taxes (including interest with respect thereto) for the Pre-Effective Date Tax Period that any of Buyer, RIH, New Pier or any of their respective Affiliates may receive, and Buyer shall pay, or cause RIH or its Affiliates to pay, to Seller any such refund promptly after receipt thereof. Buyer shall be entitled to all refunds of all other Taxes (including interest with respect thereto) that Buyer, RIH or New Pier may receive, and Seller shall pay to Buyer any such refund that Seller may receive promptly after receipt thereof; provided, however, that in no event shall Buyer, RIH or New Pier be entitled to any refund of Taxes for the Pre-Effective Date Tax Period as the result of any carryback or similar use of losses or other items attributable to any period that is not a Pre-Effective Date Tax Period, and Buyer shall make (or cause others to make) all necessary elections to preclude such a carryback or similar use of losses and other items.

                  (ii) Notwithstanding Section 6.3(a) and Section 6.3(b)(i), Buyer shall reimburse Seller and/or Parent for any and all Income Taxes (not including for this purpose any interest or penalties) properly attributable to RIH and New Pier for the period commencing October 1, 2000 and ending on the Closing Date (i) for which Seller and/or Parent is liable (including, for example, by means of a consolidated, affiliated, combined or unitary or other similar group Tax Return), and (ii) to the extent not previously paid by RIH or New Pier (pursuant to a Tax sharing agreement or otherwise). For this purpose and as provided in Section 6.3(b)(i), RIH and New Pier shall be

431488.13
included in the consolidated Federal Tax Returns (and any other state and local consolidated, affiliated, combined or unitary or other similar group income Tax Returns) that include Seller and Parent for the period through the Closing Date, and any and all Tax attributes of such group (including net operating loss carryforwards and other losses) will be available to RIH and New Pier for purposes of calculating the payment (if any) pursuant to this Section 6.3(b)(ii).

         (c) Seller and Parent will cause any Tax sharing agreement or similar arrangement with respect to Taxes involving RIH or New Pier to be terminated effective as of September 30, 2000, to the extent any such agreement or arrangement relates to RIH or New Pier, and after September 30, 2000, neither RIH nor New Pier will have an obligation under any such agreement or arrangement for any past, present or future period.

         (d) Buyer shall notify the Seller or Parent (as the case may be) within 30 days after receipt by Buyer or any of its Affiliates of notice of (i) any pending or threatened federal, state, local or foreign Tax audits or assessments of RIH or New Pier so long as any Pre-Closing Period remains open, and (ii) any pending or threatened federal, state, local or foreign Tax audits or assessments of Buyer or any of its Affiliates which may affect the Tax liabilities of RIH or New Pier for Taxes and Tax Returns with respect to which Seller or Parent may be liable under this Agreement. Failure of Buyer to comply with the notification requirement set forth in the preceding sentence shall relieve Seller or Parent (as the case may be) of its obligations with respect to such liabilities, but only if and to the extent Seller was prejudiced by such failure. Seller or Parent (as the case may be) promptly shall notify Buyer in writing upon receipt by Seller or Parent or any of their Affiliates of notice hereafter received of any pending or threatened federal, state, local or foreign Tax audits or assessments relating to the income, properties or operations of RIH or New Pier. Failure of Seller or Parent to comply with the notification requirement set forth in the preceding sentence shall relieve Buyer of its obligations with respect to such liabilities, but only if and to the extent Buyer was prejudiced by such failure.

         (e) After the Closing Date, Buyer, Seller and Parent shall provide each other, and Buyer shall cause RIH or New Pier to provide Seller and Parent, with such cooperation and information relating to RIH or New Pier as such parties reasonably may request in filing any Tax return (or amended Tax Return) or refund claim, determining any Tax liability or a right to a refund, conducting or defending any audit or other proceeding in respect of Taxes or effectuating the terms of this Agreement.

         (f) With respect to the sale of the RIH Shares and the New Pier Shares, Seller, Parent and Buyer shall jointly make a Section 338(h)(10) Election in accordance with Applicable Law and under any comparable provision of state, local or foreign law for which a separate election is permissible and as set forth herein.

431488.13

Buyer shall take all necessary steps to properly make a Section 338(g) Election (as hereinafter defined) in connection with the Section 338(h)(10) Election in accordance with Applicable Law and under any comparable provision of state, local or foreign law for which a separate election is permissible. Buyer, Seller and Parent agree to cooperate in good faith with each other in the preparation and timely filing of any Tax Returns required to be filed in connection with the making of such elections, including the exchange of information and the joint preparation and filing of Form 8023 and related schedules. Buyer, Seller and Parent agree to report the transfers under this Agreement consistent with such elections and shall take no position contrary thereto unless required to do so by Applicable Law. Each of Buyer and Seller agrees that it will not take or cause to be taken any action which would prevent the transaction contemplated hereby from qualifying for the Section 338(h)(10) Election.

         (g) Buyer shall be responsible  for the  preparation  and filing of all
Section 338 Forms in accordance with Applicable Law and the terms of this Agreement and shall deliver such Section 338 Forms to Seller and Parent at least 30 days prior to the date such Section 338 Forms are required to be filed. Seller and Parent shall execute and deliver to Buyer such documents or forms (including executed Section 338 Forms) as are requested and are required by any laws in order to properly complete the Section 338 Forms at least 30 days prior to the date such Section 338 Forms are required to be filed. Seller and Parent shall provide Buyer with such information as Buyer reasonably requests in order to prepare the Section 338 Forms by the later of 30 days after Buyer's request for such information and 30 days prior to the date on which Buyer is required to deliver such forms to Seller and Parent.

         (h) The Purchase Price, liabilities of RIH and New Pier and other relevant items shall be allocated by Buyer (the "Allocation") in accordance with
Section 338(b)(5) of the Code and the Treasury Regulations thereunder, which Allocation shall be binding on Buyer, Seller and Parent, unless Seller and Parent shall, within 20 days after delivery of the Allocation to Seller and Parent, object in good faith to the Allocation, in which case the parties shall use their reasonable best efforts to enter into an agreement as to the Allocation. Buyer shall be under no obligation to have the Allocation prepared by an independent appraiser. If the parties are unable so to agree to an Allocation, Buyer, Seller and Parent shall use separate Allocations. If the parties so agree to an Allocation, all values contained in the Allocation shall be used by each party in preparing the forms referred to in Section 6.3(g) above and all other relevant Tax Returns.

         (i) Notwithstanding any other provision of this Agreement to the contrary, Seller and Parent agree that any income and gain

431488.13
recognized as a result of, and in accordance with, the making of the Section 338(h)(10) Election will be included in the consolidated federal income tax return of the consolidated group of which Parent and Seller are members and any resulting tax liability will be paid by Parent, as the common parent of such consolidated group. Seller and Parent further agree that they will pay and be responsible for any Taxes imposed on Buyer, RIH or New Pier by any state or local Tax authority resulting from Buyer's election to treat the purchase of the RIH Shares and the New Pier Shares as an asset acquisition under the statutes of such Tax authority (whether or not such Tax authority provides for an election similar in nature to the Section 338(h)(10) Election).

         (j) "Section 338 Forms" means all returns, documents, statements, and other forms that are required to be submitted to any Federal, state, county or other local Tax authority in connection with a Section 338(g) Election or a
Section 338(h)(10)  Election.  Section 338 Forms shall include any "statement of section 338 election" and IRS Form 8023 (together with any schedules or attachments thereto) that are required pursuant to Treas. Regs. Section 1.338-1T or Treas. Regs. Section 1.338(h)(10)-1T or any successor provisions.

         (k) "Section 338(g) Election" means an election described in Section 338(g) of the Code in connection with an election under Section 338(h)(10) of the Code with respect to the acquisition of the RIH Shares and New Pier Shares pursuant to this Agreement. Section 338(g) Election shall include any corresponding election under state or local law pursuant to which a separate election is permissible with respect to Buyer's acquisition of the RIH Shares and New Pier Shares pursuant to this Agreement.

         (l)  "Section  338(h)(10)  Election"  means an  election  described  in
Section 338(h)(10) of the Code with respect to Buyer's acquisition of the RIH Shares and New Pier Shares pursuant to this Agreement. Section 338(h)(10) Election shall include any corresponding election under state or local law pursuant to which a separate election is permissible with respect to Buyer's acquisition of the RIH Shares and New Pier Shares pursuant to this Agreement.

         Section 6.4 Internet Gaming. If, within one year after the Closing Date, legislation to allow RIH to operate an internet casino is proposed in the State of New Jersey and within two years after the Closing Date such legislation is approved and RIH is eligible to obtain a license to operate an internet casino, Buyer shall use all reasonable efforts to obtain (or have RIH obtain) such a license, and, if permitted by Applicable Law, shall contribute (or cause RIH to contribute) such license to an entity owned 50% by Seller and 50% by Buyer or otherwise provide

431488.13

Seller with an economic interest of 50% in such entity ("Internet JV"). Seller and Buyer will work together to develop a business plan for the Internet JV. Pre-Internet JV expenses will be shared by Buyer and Seller on an equal basis.

         Section 6.5                Nondisclosure; Noncompetition.
                                    -----------------------------

         (a) From and after the Closing Date, Seller and Parent shall not use, divulge, furnish or make accessible to anyone any proprietary, material non-public, confidential or secret information to the extent relating to RIH, New Pier or the Warehouse Assets, and Parent and Seller shall cooperate reasonably with Buyer in preserving such proprietary, confidential or secret aspects of RIH, New Pier and the Warehouse Assets. Notwithstanding the foregoing, Seller and Parent may use, divulge, furnish or make accessible any such information (i) to their attorneys, accountants, consultants, and other professionals to the extent necessary, (ii) as required to be disclosed by a Governmental Authority or a court having proper jurisdiction, provided, that if such a requirement shall exist, Seller and Parent shall give Buyer reasonable notice to enable Buyer to try to protect the confidentiality of the information,
(iii) if disclosure is necessary so that Seller or Parent not commit a violation of the rules of any securities exchange or market or is necessary in connection with any legal proceeding, (iv) if the same currently is, or hereafter is, in the public domain through no fault of Seller or Parent, (v) if the same is later acquired by Seller or Parent from another source and Seller or Parent is not aware that such source is under an obligation to another Person to keep such information confidential, or (vi) if the same is independently developed by Seller or Parent without reference thereto or reliance thereon.

         (b) For a period of two years after the Closing Date, SIHL, Parent and Seller shall not, and shall cause each of their controlled Affiliates not to, directly or indirectly, own stock or otherwise have an equity interest in any Person engaged in the casino industry in the State of New Jersey (except as a holder of equity securities holding less than 5% of the stock of a publicly held corporation or other entity). Neither SIHL, Parent nor Seller, shall, for a period of two years from the Closing Date, solicit for hire or hire, any senior management employee of RIH or New Pier without the prior written consent of Buyer; provided, however, that the foregoing restriction will not preclude Seller or Parent from employing any such employee who seeks employment with Seller or Parent in response to a general advertisement or similar method. SIHL, Parent, and Seller agree that a violation of this Section 6.5 will cause irreparable injury to Buyer, and Buyer shall be entitled, in addition to any other rights and remedies it may have at law or in equity, to an injunction enjoining and restraining SIHL, Parent and Seller from doing or

431488.13
continuing to do any such violation and any other violations or threatened violations of this Section 6.5.

         (c) SIHL, Parent and Seller acknowledge and agree that the covenants set forth in this Section 6.5 are reasonable and valid in scope and in all other material respects. If any of such covenants is found to be invalid or unenforceable by a final determination of a court of competent jurisdiction (i) the remaining terms and provisions hereof shall be unimpaired, and (ii) the invalid or unenforceable term or provision shall be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. If, notwithstanding the first sentence of this Section 6.5(c), any of the provisions of this Section
6.5 relating to scope of the covenants contained therein or the nature of the business restricted thereby shall be declared by a court of competent jurisdiction to exceed the maximum restrictiveness such court deems enforceable, such provision shall be deemed to be replaced herein by the maximum restriction deemed enforceable by such court.

                                                                     ARTICLE VII

                                               CONDITIONS PRECEDENT

         Section 7.1 Conditions to Obligations of Each Party. The obligations of each party to consummate the transactions contemplated hereby at the Closing shall be subject to the fulfillment or waiver by each party on or prior to the Closing Date of the following conditions:

         (a) No Injunction, etc. Consummation of the transactions contemplated hereby shall not have been restrained, enjoined or otherwise prohibited by any Applicable Law, including any order, injunction, decree or judgment of any court or other Governmental Authority. No court or other Governmental Authority shall have determined that any Applicable Law makes illegal the consummation of the transactions contemplated hereby, and no proceeding with respect to the application of any such Applicable Law to such effect shall be pending.

         (b) Governmental Approvals. All requisite Governmental Approvals necessary, including any such approvals or authorizations under the HSR Act, for the consummation of the transactions contemplated hereby shall have been duly issued or granted and all applicable waiting periods shall have expired or otherwise been terminated.

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




         (c)      Certain Consents and Releases.  Seller and Parent shall
                  -----------------------------
have obtained all the Consents listed on Schedule 3.6.
                                         ------------

         Section 7.2 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated hereby at the Closing shall be subject to the fulfillment (or waiver in writing by Buyer) on or prior to the Closing Date of each of the following additional conditions:

         (a) Representations; Performance. The representations and warranties of Parent and Seller contained in this Agreement that are qualified as to materiality or Material Adverse Effect shall be true and correct and such representations and warranties that are not so qualified shall be true and correct in all material respects at and as of the Closing Date as though made on and as of the Closing Date, except (i) changes contemplated or permitted by this Agreement; and (ii) those representations and warranties made as of a specific date, which shall be true and correct in all material respects as of such date. Each of Parent and Seller shall have duly performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

         (b) Officer's Certificate. Each of Parent and Seller shall have delivered to Buyer a certificate, dated the Closing Date and signed by its duly authorized officer, to the effect that the conditions set forth in Section 7.2(a) have been satisfied.

         (c) Corporate Proceedings. All corporate and other proceedings of Parent and Seller in connection with this Agreement and the transactions contemplated hereby, and all documents and instruments incident thereto, shall be reasonably satisfactory in form and substance to Buyer and its counsel, and Buyer and its counsel shall have received all such documents and instruments, or copies thereof, certified if requested, as may be reasonably requested.

         (d) FIRPTA Certificates. Buyer shall have received a certificate of each of Parent and Seller, dated the Closing Date and sworn under penalty of perjury, setting forth its name, address and federal tax identification and stating that it is not a "foreign person" within the meaning of Section 1445 of the Code, such certificate to be in the form set forth in the Treasury Regulations hereunder.

         (e)      Closing Documents.  Each and every document and
                  -----------------
instrument required by Section 3.6 to be delivered to Buyer at or
                       -----------
before the Closing shall have been delivered to Buyer.

         (f)      Gaming Approvals.  All licenses, permits,
                  ----------------
registrations, authorities, consents, waivers, orders, findings

431488.13
of suitability or other approvals required to be obtained from, and all filings, notices or declarations required to be obtained from, and all filings, notices or declarations required to be made with, the New Jersey Casino Control Commission to permit Buyer and RIH to conduct the businesses in the jurisdictions regulated by the New Jersey Casino Control Commission after the Closing in substantially the same manner as conducted by RIH prior to the Closing (collectively, the "Gaming Approvals") shall have been obtained or made, as applicable; provided, however, that this condition shall not be deemed satisfied if any Gaming Approval obligates Buyer or any of its Affiliates to obtain any consent, approval, license, waiver, order, decree, determination of suitability or other authorization or make any filing or application with respect to any persons other than the Licensed Persons (it being understood and agreed that receipt of the relief requested by the ICA Petition shall satisfy this condition).

         (g) Seller's ISRA Compliance. Seller shall have obtained and provided to Buyer either a Non-Applicability Determination or a No Further Action Letter (as such terms are defined in ISRA or regulations promulgated thereunder) with respect to the Warehouse Assets from the DEP for the transactions contemplated by this Agreement.

         (h) Title Commitment. Buyer shall have obtained a title commitment from a title insurance company which is authorized to do business in the State of New Jersey (the "Title Company") to insure, with a non-imputation endorsement in a form reasonably acceptable to Buyer and such other endorsements which are customary in the State of New Jersey, (i) RIH's and New Pier's fee simple interest in the Owned Real Property, (ii) Parent's interest in the Warehouse Assets, and (iii) RIH's leasehold interest in the Leased Real Property, which title commitment shall be subject only to (A) Permitted Liens, (B) such other matters as the Title Company shall be willing, without special or additional premium, to omit as exceptions to coverage or except with insurance against collection out of or enforcement against the applicable Real Estate Asset, and
(C) such other matters that do not materially and adversely affect the use, operation or value of such Real Estate Asset, or such other matters that do not render title unmarketable. As of the date hereof, Buyer has requested a title commitment from the Title Company.

         (i) Lessor Estoppel. There shall not be pending or threatened any suit, action or proceeding by any ground lessor under any of the RIH ground leases listed in Schedule 4.11, seeking to rescind the lease of such lessor, seeking eviction of the lessee thereunder, or claiming any default under such lessor's lease by Parent or Seller.

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




         (j)      Financing Proceeds.  Buyer shall have received (or
                  ------------------
receives contemporaneously with the Closing) the cash proceeds of the Financing.

         Section 7.3 Conditions to Obligations of Parent and Seller. The obligation of Parent and Seller to consummate the transactions contemplated hereby at the Closing shall be subject to the fulfillment (or waiver by Parent and Seller), on or prior to the Closing Date of the following additional conditions:

         (a) Representations; Performance. The representations and warranties of Buyer contained in this Agreement that are qualified as to materiality shall be true and correct and such representations and warranties that are not so qualified shall be true and correct in all material respects in each case on the date hereof and at and as of the Closing Date as though made on and as of the Closing Date, except (i) changes contemplated or permitted by this Agreement and
(ii) those representations and warranties made as of a specific date, which shall be true and correct in all material respects as of such date. Buyer shall have duly performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

         (b) Officer's Certificate. Buyer shall have delivered to Parent and Seller a certificate, dated the Closing Date and signed by its duly authorized officer, to the effect that the conditions set forth in Section 7.3(a) have been satisfied.

         (c) Corporate Proceedings. All corporate proceedings of Buyer in connection with this Agreement and the transactions contemplated hereby, and all documents and instruments incident thereto, shall be reasonably satisfactory in form and substance to Parent, Seller and their counsel, and Parent and Seller and their counsel shall have received all such documents and instruments, or copies thereof, certified if requested, as may be reasonably requested.

         (d)      Closing Documents.  Each and every document and
                  -----------------
instrument required by Section 3.6 to be delivered to Seller at
                       -----------
or before the Closing shall have been delivered to Parent and Seller.


                                  ARTICLE VIII

                  CERTAIN EMPLOYEES AND EMPLOYEE BENEFIT PLANS

         Section 8.1                Benefit Plans.  Buyer will cause RIH and New
                                    -------------
Pier to maintain, for a period of one year after the Closing
Date, employee benefit plans (excluding any equity-based plans

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




and 401(k) Plans with non-elective contributions), programs and policies for the non-union employees of RIH and New Pier who are not party to an employment contract with RIH or New Pier which, in the aggregate, provide benefits that are no less favorable than those provided to them under such plans, programs and policies on the date hereof.

                                   ARTICLE IX

                                   TERMINATION

         Section 9.1                Termination.  This Agreement may be
                                    -----------
terminated at any time prior to the Closing Date:

         (a)      by the written agreement of Buyer, Parent and Seller;

         (b) by Parent, Seller or Buyer by written notice to the other party if the transactions contemplated hereby shall not have been consummated pursuant hereto by 5:00 p.m. New York City time on July 31, 2001, unless such failure has been caused by the breach of this Agreement by the party seeking such termination; provided, however, that such date shall be extended to August 31, 2001 if such failure has been caused solely by Buyer not having received the Gaming Approvals by July 31, 2001;

         (c) by Buyer by written notice to Parent and Seller if (i) the representations and warranties of Parent and Seller shall not have been true and correct in all material respects as of the date when made, (ii) the existence of Environmental Liabilities and Costs has caused a Material Adverse Effect, or
(iii) any of the conditions set forth in Section 7.1 or 7.2 (excluding Section 7.2(j)) shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by 5:00 p.m. New York City time on July 31, 2001, unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

         (d) by Parent or Seller by written notice to Buyer if (i) the representations and warranties of Buyer shall not have been true and correct in all material respects as of the date when made, or (ii) any of the conditions set forth in Section 7.1 or 7.3 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by 5:00 p.m. New York City time on July 31, 2001, unless such failure shall be due to the failure of Parent or Seller to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing.

431488.13

         (e) by Buyer, Parent or Seller by written notice to the other parties if the condition set forth in Section 7.2(j) shall not be fulfilled (or waived by Buyer) on or prior to the date that is the 20th Business Day after the date on which all the other conditions set forth in Article VII have been fulfilled or waived (or are capable of being fulfilled at such time); provided, however, that no termination pursuant to this Section 9.1(e) may occur during the period ending on the 180th day following the date hereof; provided further, however, that if this Agreement is terminated pursuant to this Section 9.1(e) after the end of such 180-day period, then Buyer shall pay Seller liquidated damages in the amount of $2,500,000 within 10 Business Days following the date of such termination.

         Section 9.2 Effect of Termination. If this Agreement is terminated pursuant to the provisions of Section 9.1, then this Agreement shall become void and have no effect, without any liability to any Person in respect hereof or of the transactions contemplated hereby on the part of any party hereto or any of its directors, officers, employees, agents, consultants, representatives, advisers, stockholders or Affiliates, except that the provisions of Section 6.2(a), Section 9.1(e) and Articles X and XI shall survive such termination; provided, however, that such termination shall not relieve any party hereto of any liability for such party's breach or default of this Agreement or affect the Confidentiality Agreement; provided further, however that, notwithstanding anything in this Agreement to the contrary, prior to the Closing in no event shall Buyer's liability in respect of any such breach or default of this Agreement exceed the Pre-Closing Commitment Amount.

                                    ARTICLE X

                                 INDEMNIFICATION

         Section 10.1 By Parent and Seller. Subject to the terms and conditions of this Article X, each of Parent and Seller, jointly and severally, covenants and agrees to defend, indemnify and hold harmless Buyer, its Affiliates and their respective successors, officers, directors, shareholders and employees (collectively, the "Buyer Indemnitees"), from and against, and pay or reimburse the Buyer Indemnitees for, any and all claims, liabilities, obligations, losses, fines, judgments, penalties or damages, including reasonable out-of-pocket expenses, consulting fees, court costs, expert witness fees and reasonable attorneys' fees and expenses incurred in the investigation or defense of any of the same (collectively, "Losses"), resulting from, arising out of or relating to:

431488.13


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         (a) any misrepresentation or breach of any warranty of Parent or Seller made  or  contained  in  this  Agreement  without  regard  to any  reference  to
materiality   or  Material   Adverse   Effect  in   connection   with  any  such
misrepresentation or breach of warranty;

         (b) any failure of Parent or Seller to perform any covenant or agreement made or contained in this Agreement or fulfill any obligation in respect thereof;

         (c) Environmental Liabilities and Costs of which Buyer shall have given Seller written notice on or before (but not after) the fourth anniversary of the Closing Date, which written notice shall describe in reasonable detail the nature of the Environmental Liabilities and Costs; it being understood and agreed, however, that there shall be no other liability of Parent or Seller under this Agreement in respect of Environmental Liabilities and Costs; or

         (d)      any Pre-Effective Date Taxes.

         Parent and Seller shall not be required to indemnify the Buyer Indemnitees with respect to any claim for indemnification pursuant to (i)
Section 10.1(a) unless and until the aggregate amount of all claims for indemnification under Section 10.1(a) for any misrepresentation or breach of a warranty exceeds $3,000,000, or (ii) Section 10.1(c) unless and until the aggregate amount of all claims for indemnification under Section 10.1(c) exceeds $1,000,000, at which point the Buyer Indemnitees shall be entitled to indemnification only for the amount by which such claims exceed such $3,000,000 amount or $1,000,000 amount, as the case may be. Claims thereafter may be asserted regardless of amount. The aggregate liability of Parent and Seller collectively for monetary damages under this Agreement shall not exceed $70,000,000.

         Notwithstanding  anything herein that may be to the contrary (including
Article VII, but excluding Section 9.1(e)), nothing in Schedule 10.1 shall be an event, fact, circumstance or condition that allows (i) Buyer to not consummate the transactions contemplated hereby at the Closing, or (ii) any Buyer Indemnitee to make any claim for indemnification hereunder.

         Section  10.2 By Buyer.  Subject  to the terms  and  condition  of this
Article X, Buyer covenants and agrees to defend, indemnify and hold harmless Parent, Seller, their Affiliates and their respective successors, officers, directors, shareholders and employees (collectively, the "Seller Indemnitees"), from and against, and pay or reimburse the Seller Indemnitees for, any and all Losses resulting from, arising out of or relating to:

         (a) any misrepresentation or breach of warranty of Buyer made or contained in this Agreement without regard to any reference to materiality or material adverse effect in connection with any such misrepresentation or breach of warranty;

         (b) any failure of Buyer to perform any covenant or agreement made or contained in this Agreement or fulfill any other obligation in respect thereof;

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




         (c)      any of the Warehouse Assumed Liabilities; or

         (d) the ownership, operation or use of any of the Warehouse Assets following the Closing.

         Buyer shall not be required to indemnify the Seller Indemnitees with respect to any claim for indemnification pursuant to Section 10.2(a) unless and until the aggregate amount of all claims for indemnification under Section 10.2(a) exceeds $1,000,000, at which point the Seller Indemnitees shall be entitled to indemnification only for the amount by which such claims exceed such $1,000,000. Claims thereafter may be asserted regardless of amount. The aggregate liability of Buyer for monetary damages under this Agreement shall not exceed (i) the Pre-Closing Commitment Amount, at any time prior to the Closing, and (ii) $70,000,000 following the Closing.

         Section 10.3               Indemnification Procedures.
                                    --------------------------

         (a) Third Party Claims. In the case of any claim asserted by a third party against a party entitled to indemnification under this Agreement (the "Indemnified Party"), written notice describing in reasonable detail the facts for the basis of such claim shall be given by the Indemnified Party to the party required to provide indemnification (the "Indemnifying Party") as soon as practicable after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and the Indemnified Party shall permit the Indemnifying Party (at the expense of such Indemnifying Party) to assume control of the defense of any third party claim or any litigation with a third party resulting therefrom; provided, however, that (i) the counsel for the Indemnifying Party who shall conduct the defense of such claim or litigation shall be subject to the approval of the Indemnified Party (which approval shall not be unreasonably withheld, conditioned or delayed), (ii) the Indemnified Party may participate in, but not control, such defense at such Indemnified Party's expense (which shall not be subject to reimbursement hereunder except as provided below), and (iii) the omission by any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its indemnification obligation under this Agreement except and only to the extent that such Indemnifying Party is actually damaged as a result of such failure to give notice. Except with the prior written consent of the Indemnified Party, no Indemnifying Party, in the defense of any such claim or litigation, shall consent to entry of any judgment or enter into any settlement that provides for injunctive or other nonmonetary relief affecting the Indemnified Party or that does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnified Party of a general release from any and all liability with respect to such claim or litigation. If the Indemnified Party shall, in good faith and on the advice of outside counsel, determine the Indemnified Party may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect of such claim or any litigation relating thereto, the

431488.13

Indemnified Party shall have the right at all times to take over and assume control over that portion of the defense, settlement, negotiations or litigation relating to any such defenses or counterclaim at the sole cost of the Indemnifying Party; provided, however, that if the Indemnified Party does so take over and assume control (1) the Indemnifying Party may participate in, but not control, such defense or litigation with its own counsel and at its own expense, and, (2) the Indemnified Party shall not settle such claim or litigation without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed. If the Indemnifying Party does not assume control of the defense of any matter as above provided within 30 days after receipt of the notice from the Indemnified Party described above, the Indemnified Party shall have the full right to defend against any such claim or demand for which the Indemnified Party is entitled to indemnification under this Agreement and shall be entitled to settle or agree to pay in full such claim or demand. In any event, the Indemnifying Party and the Indemnified Party shall reasonably cooperate in the defense of any claim or litigation subject to this Article X and the records of each relating to the defense of such claim or litigation shall be reasonably available to the other with respect to such defense except with respect to attorney-client privilege and other confidential records.

         (b) Environmental Actions. If Seller elects to perform any investigation, monitoring, clean-up, containment, response, removal, remedial, compliance or other action in connection with indemnification for Environmental Liabilities and Costs pursuant to Section 10.1(c) (such work is referred to herein as the "Environmental Actions"), then Seller shall perform, or cause to be performed, the Environmental Action(s); provided, however, that Buyer and Seller shall reasonably cooperate with one another, including Buyer's providing Seller all reasonable access to the affected Real Estate Asset, taking into account Seller's obligations to perform the Environmental Actions expeditiously and Buyer's need to minimize any disruption that the Environmental Actions could have on use or operation of the Real Estate Asset or on Buyer's business. Toward this end, Seller shall, without limitation: (i) conduct and complete the Environmental Actions in compliance in all material respects with all Applicable Laws and in a diligent and professional manner; (ii) confer with Buyer in connection with any Environmental Actions; (iii) provide Buyer advance notice of, and permit a representative of Buyer to attend, any meetings with any private party or Governmental Authority relating to any Environmental Action;
(iv) provide Buyer reasonable opportunity to review and comment on any written plans or reports relating to a particular Environmental Action in advance of their becoming final; and (v) provide copies of all reports and sampling results to Buyer. Notwithstanding the foregoing, Seller shall have the exclusive right to manage and control all Environmental Actions undertaken pursuant to this
Section 10.3, including any disclosures to or agreements with any private parties or Governmental Authority relating to the Environmental Action, subject to the requirements of this Agreement. Seller shall conduct any Environmental
Actions:

                  (A) using a qualified, reputable environmental consulting firm reasonably acceptable to Buyer;

                  (B)      in a manner which does not impair the use or

431488.13
operation, in any material respect, of any of the Real Estate Assets as used or operated at the time of the Environmental Action; provided, however, that Buyer gives its prior consent to any reasonable deed restrictions or other administrative or access controls, which consent shall not be unreasonably withheld or delayed; and

                  (C) in a manner consistent with Buyer's reasonable security requirements, and which minimizes the intrusion upon business operations, including providing reasonable notice of at least three days prior to entry.

                  Seller shall indemnify, defend and hold Buyer Indemnitees harmless from and against any Losses arising out of or relating to the performance of any and all Environmental Actions. In connection with the foregoing, Seller may at its option fulfill the foregoing indemnification obligation in its entirety by securing from each consultant involved in the Environmental Actions in advance of the initial entry onto the affected Real Estate Asset insurance coverage that names Buyer as an additional insured and insures Buyer against any negligent acts or omissions by or attributable to such consultant. If such insurance is unavailable or such Losses are outside the scope of the insurance coverage, then Seller shall be responsible to fulfill the foregoing indemnification obligation to the extent that such insurance is unavailable or such Losses are outside the scope of the insurance coverage.

         (c) Tax Claims. If a claim is made by any Tax authority which, if successful, is likely to result in an indemnity payment to Buyer or any of its Affiliates pursuant to this Agreement, Buyer shall notify Seller or Parent (as applicable) of such claim (a "Tax Claim") as provided in Section 6.3(d), stating the nature and basis of such claim and the amount thereof, to the extent known. Failure to give such notice shall not relieve Seller or Parent from any liability which it may have on account of this indemnification or otherwise, except to the extent that Seller or Parent is prejudiced thereby. Seller and/or Parent will have the right, at its option, upon notice to Buyer, to assume control of any defense of any Tax Claim (other than a Tax Claim relating solely to Taxes of RIH or New Pier, as the case may be, for a Straddle Period) with its own counsel; provided, however, such counsel is reasonably satisfactory to Buyer. Seller's and/or Parent's right to control a Tax Claim will be limited to amounts in dispute which would be paid by Seller and/or Parent or for which Seller and/or Parent would be liable pursuant to this Agreement. Costs of such Tax Claims are to be borne by Seller and/or Parent unless the Tax Claim relates to taxable periods ending after the Closing Date, in which event such costs will be fairly apportioned. Buyer, RIH and New Pier (as the case may be) shall cooperate with Seller and/or Parent in contesting any Tax Claim, which cooperation shall include the retention and, upon Seller's and/or Parent's request, the provision of records and information which are reasonably relevant to such Tax Claim and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder. Notwithstanding the foregoing, Seller and/or Parent shall neither consent nor agree (nor, prior to the Closing, cause RIH or New Pier to consent or agree) to the settlement of any Tax Claim with respect to any liability for Taxes that may affect the liability for any state or federal income tax of RIH or New Pier or any affiliated group (as defined in Section 1504(a) of the Code)

431488.13
of which RIH or New Pier is a member for any taxable period ending subsequent to the Closing Date without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed). None of Seller, Parent, and any entity related to Seller or Parent shall file an amended Tax Return that will affect the liability for Taxes of RIH or New Pier without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed). Buyer and Seller and/or Parent shall jointly control all proceedings taken in connection with any claims for Taxes relating to a Straddle Period of RIH or New Pier. To the extent that any of the provisions of this Section 10.3(c) conflict with any of the provisions of Section 10.3(a), this Section 10.3(c) shall prevail.

         Section 10.4               Limitations on Liability.
                                    ------------------------

         (a) Each of Buyer, Seller and Parent (on its own behalf and on behalf of the Buyer Indemnitees or the Seller Indemnitees, as applicable) hereby (i) acknowledges and agrees that the indemnification provided by this Article X (as subject to the terms and conditions contained herein) shall be the sole and exclusive remedy of such party and such other persons for any breach of the representations, warranties, covenants or agreements of the other party set forth in this Agreement and in connection with the transactions contemplated hereby, and (ii) waives any other remedy under law or in equity (subject, however, to Section 11.14). The foregoing shall not affect the agreements of Colony and SIHL set forth on the signature pages hereof.

         (b) The amount of any Losses for which indemnification is provided under this Article X shall be reduced by any related recoveries to which the Indemnified Party or any of its Affiliates may be entitled from third parties, whether pursuant to any insurance policies or otherwise, and by any Tax benefits to which the Indemnified Party or any of its Affiliates may be entitled, in each case on account of the matter resulting in such Losses.

         (c) Notwithstanding anything to the contrary in this Agreement, no party shall be obligated to indemnify any other party with respect to any actual or alleged breach of representation, warranty, covenant or agreement contained in this Agreement after the termination of the applicable survival period set forth in Section 10.5; provided, however, that if an Indemnified Party delivers in good faith a notice of claim for indemnification under this Article X prior to the end of the applicable survival period, and such claim is finally settled or adjudicated in favor of the Indemnified Party after the end of the applicable survival period, the Indemnifying Party shall, subject to the provisions herein, indemnify the Indemnified Party from and against Losses incurred by such Indemnified Party as a result of such claim for indemnification.

         (d) In no event shall any Indemnifying Party be responsible or liable to any Indemnified Party for any Losses or other amounts under this Article X that constitute multiple, exemplary, consequential, special, indirect, punitive or other damages that are not compensatory in nature.

         Section 10.5 Survival Period. The representations and warranties of the parties contained in this Agreement shall survive for a period of 15 months from the Closing Date except (a) for the representations and warranties set forth in Sections 4.2, 4.5, 4.8, 4.17, 5.2 and 5.5 which shall survive for 180 days after the applicable statute of limitations, and (b) for the

431488.13
representations and warranties set forth in Section 4.16 which shall survive for a period of 24 months following the Closing Date. At the end of the respective applicable survival periods set forth herein, the representations and warranties of the parties contained in this Agreement shall terminate and expire for all purposes and shall not provide the basis for any claim for indemnification thereafter (subject, however, to the proviso contained in Section 10.4(c)).

         Section 10.6 Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price.

         Section 10.7 Duplication.  Any liability for indemnification under this
Article X shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

                                   ARTICLE XI

                                  MISCELLANEOUS

         Section 11.1 Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Closing shall occur.

         Section 11.2 Announcements. All press releases and similar public announcements with respect to this Agreement and the transactions contemplated by this Agreement shall be approved by both Buyer and Parent prior to the issuance thereof; provided, however, that any party may make any public disclosure it believes in good faith is required by Applicable Law or by regulation or rule of any stock exchange or market on which its securities are traded (in which case the disclosing party shall use reasonable efforts to advise the other party prior to making such disclosure and to provide the other party a reasonable opportunity to review the proposed disclosure).

         Section 11.3 Severability. If any provision of this Agreement, including any phrase, sentence, clause, Section or subsection is inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering the provision in question inoperative or unenforceable in any other case or circumstance, or of rendering any other provision or provisions herein contained invalid, inoperative, or unenforceable to any extent whatsoever.

         Section 11.4               Notices.  All notices, requests, demands,
                                    -------
approvals, consents, waivers and other communications required or

431488.13
permitted to be given under this Agreement (each, a "Notice") shall be in writing and shall be (a) delivered personally, (b) mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, (c) sent by next-day or overnight mail or delivery, or (d) sent by facsimile transmission, provided that the original copy thereof also is sent by pre-paid, first class certified or registered mail or by next-day or overnight mail or personal delivery.

        (i)        if to Buyer, to

                           Colony Capital, LLC

                           660 Madison Avenue
                           New York, NY  10021
                           Facsimile:        (212) 593-5433
                           Attention:        Nicholas L. Ribis

                  with copies to:

                           Willkie Farr & Gallagher
                           787 Seventh Avenue
                           New York, NY  10019

                           Facsimile:                (212) 728-8111
                           Attention:                Thomas M. Cerabino, Esq.

        (ii)       if to Parent or Seller, to

                           c/o Sun International Hotels Limited
                                  Coral Towers

                           Paradise Island, The Bahamas

                           Facsimile:
                                          (242) 363-4581
                                   Attention:

                                          Charles D. Adamo

                  with copies to:

                                Winston & Strawn

                           200 Park Avenue
                           New York, NY  10166
                           Facsimile:                (212) 294-4700
                           Attention:                James P. Gerkis, Esq.

or, in each case, at such other address as may be specified in a Notice to the other party hereto. Any Notice shall be deemed effective and given upon receipt (or intentional refusal of receipt by the addressee of such Notice).

         Section 11.5 Attorneys' Fees. If any party hereto initiates any legal action arising out of or in connection with this Agreement, the prevailing party in such legal action, shall be entitled to recover from the other party all reasonable attorneys' fees, expert witness fees and expenses incurred by the prevailing party in connection therewith.

431488.13

         Section 11.6 Liability for Transfer Taxes. Seller shall be responsible for and shall pay in a timely manner all sales, use, value added, documentary, stamp, gross receipts, registration, transfer, conveyance, excise, recording, license and other similar Taxes and fees ("Transfer Taxes"), arising out of or in connection with or attributable to the transactions effected pursuant to this Agreement. Each party hereto shall prepare and timely file all Tax Returns required to be filed in respect of Transfer Taxes that are the primary responsibility of such party under applicable law; provided, however, that such party's preparation of any such Tax Returns shall be subject to the other party's approval, which approval shall not be unreasonably withheld, conditioned or delayed.

         Section 11.7               Headings.  The headings contained in this
                                    --------
Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.

         Section 11.8 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

         Section 11.9 Counterparts. This Agreement may be executed (including by facsimile transmission) with counterpart signature pages or in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.

         Section 11.10 Governing Law, etc. This Agreement shall be governed in all respects, including as to validity, interpretation and effect, by the internal laws of the State of New York without giving effect to the conflict of laws rules thereof. Buyer, Parent and Seller hereby irrevocably submit to exclusive jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the Southern District of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any of such document may not be enforced in or by said courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York State or federal court. Buyer, Parent and Seller hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that

431488.13
mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.3, or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

         Section 11.11              Binding Effect.  This Agreement shall be
                                    --------------
binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

         Section 11.12 Assignment. Neither this Agreement nor any party's rights or obligations hereunder shall be assignable or otherwise transferable, in whole or in part (whether by merger, sale of stock, sale of all or substantially all of the assets or business, operation of law or otherwise), without the prior written consent of the other parties hereto, except that: (a) Buyer may assign, in its sole discretion, any of or all of its rights, interests and obligations under this Agreement (i) to the banks or other lenders providing the debt financing to be incurred by Buyer in connection with the Closing for security purposes, or (ii) to either any controlled Affiliate of Colony (so long as such Affiliate remains at all times thereafter an Affiliate of Colony) or any controlled Affiliate of Thomas Barrack (so long as such Affiliate remains at all times thereafter an Affiliate of Thomas Barrack); provided, however, that in any such case such Affiliate assumes Buyer's obligations hereunder; and (b) Seller or Parent may assign this Agreement to SIHL or any controlled Affiliate of SIHL. No assignment permitted by this Section 11.12 shall relieve the assignor from any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective permitted successors and assigns.

         Section  11.13 No Third  Party  Beneficiaries.  Except as  provided  in
Article X with respect to indemnification of the Indemnified Parties hereunder, nothing in this Agreement shall confer any rights upon any Person other than the parties hereto and their respective permitted successors and assigns.

         Section 11.14 Waivers, Amendment; etc. No discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other

431488.13
breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. No amendment or modification of this Agreement shall be effective unless in a writing signed by the parties.

         Section 11.15 Specific Performance. The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

         Section 11.16 Disclosure Generally. The Schedules shall be arranged in sections corresponding to the Sections contained in this Agreement, and the disclosures in any section of the Schedules shall qualify (a) the corresponding section of this Agreement, and (b) other sections of this Agreement to the extent it is clear (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure is applicable to such other sections. The inclusion of any information in the Schedules shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material or has or would have a Material Adverse Effect, or is outside the ordinary course of business.

         Section 11.17              No Recordation.  None of the parties hereto
                                    --------------
shall record this Agreement or any memorandum hereof.

         Section 11.18 Colony. Colony Investors IV, L.P. ("Colony") hereby represents and warrants to Seller, Parent and SIHL that, as of the date hereof, it owns, directly or indirectly, all the issued and outstanding capital stock of Buyer. Colony agrees that if, following any termination of this Agreement, any Seller Indemnitee is entitled to any indemnification under Article X from Buyer (including in respect of the failure of Buyer to make the liquidated damages payment referred to in Section 9.1(e)), then Colony shall cause Buyer to fulfill any and all of its obligations under Article X (including in respect of the failure of Buyer to make the liquidated damages payment referred to in Section 9.1(e)) (it being understood and agreed that the Seller Indemnitees shall not be entitled to any indemnification under Article X in excess of the Pre-Closing Commitment Amount).

431488.13

         IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

                                    SUN INTERNATIONAL NORTH AMERICA, INC.

                                    By
                                       Name:
                                       Title:

                                    GGRI, INC.

                                    By
                                       Name:
                                       Title:

                                    COLONY RIH ACQUISITIONS, INC.

                                    By
                                       Name:
                                       Title:





















                                      [Signature Page to Purchase Agreement]

Agreed and Accepted as of the date first above written (with respect to Sections 6.5(b), 6.5(c), and 11.10 only):

SUN INTERNATIONAL HOTELS LIMITED

By:
     Name:
     Title:


Agreed and Accepted as of the date first above written (with respect to Sections
11.10 and 11.18 only):

COLONY INVESTORS IV, L.P.

By:  Colony Capital IV, L.P.,
         General Partner

By:  Colony GP IV, Inc.,
         General Partner

By: _______________________________________
     Name:
     Title:


Sun International Hotels Limited hereby unconditionally agrees to cause Parent and Seller to fulfill their obligations under Article X of this Agreement, or to make such arrangements as are necessary for Parent and Seller to fulfill such obligations, in each case subject to all rights and remedies of Parent and Seller under this Agreement.

SUN INTERNATIONAL HOTELS LIMITED

By
    Name:
    Title:

                                      [Signature Page to Purchase Agreement]

                                    SCHEDULES

Schedule 1.1                        New Pier Balance Sheet
Schedule 1.2                        Liens
Schedule 1.3                        RIH Balance Sheet
Schedule 1.4                        Financing Terms
Schedule 2.1                        RIH Shares
Schedule 2.2                        Warehouse Assets
Schedule 2.3                        New Pier Shares
Schedule 3.6                        Required Consents
Schedule 4.3                        No Conflicts
Schedule 4.4                        Litigation
Schedule 4.5                        Ownership of RIH and New Pier
Schedule 4.6                        Equity Interests
Schedule 4.7                        Financial Statements
Schedule 4.8                        Taxes
Schedule 4.9                        Absence of Changes
Schedule 4.10                       Compliance With Applicable Laws;
                                    Governmental Approvals
Schedule 4.10(e)                    Certain New Pier Permits
Schedule 4.11                       Real Estate Assets
Schedule 4.12                       Contracts
Schedule 4.13                       Intellectual Property
Schedule 4.14                       Insurance
Schedule 4.15                       Employees, Labor Matters
Schedule 4.16                       Employee Benefits
Schedule 4.17                       Retention and Transaction Bonuses
Schedule 4.18                       Accounts
Schedule 5.3                        No Conflicts
Schedule 5.6                        Compliance With Applicable Laws




431488.13

                                    SCHEDULES
                                   (continued)

Schedule 5.12              New Jersey Casino License
Schedule 6.1(a)            Conduct of Business
Schedule 6.1(g)            Intercompany Contracts
Schedule 10.1              Engineering Report

                                    EXHIBITS

Exhibit A                  [Not used]

Exhibit B                  Parking Facility Lease

Exhibit C                  Option Agreement

Exhibit D                  Easement Agreement

Exhibit E                  Bargain and Sale Deed

Exhibit F                  [Not used]

Exhibit G                  Form of Ground Lease Estoppel

Exhibit H                  Form of Tenant Estoppel

431488.13

                             TABLE OF CONTENTS
                             -----------------

ARTICLE I        DEFINITIONS...................................................1
  Section 1.1    Definition of Certain Terms...................................1
  Section 1.2    Construction.................................................10

ARTICLE II       SALE AND PURCHASE............................................10
  Section 2.1    RIH Shares...................................................10
  Section 2.2    Warehouse Assets.............................................11
  Section 2.3    New Pier Shares..............................................11
  Section 2.4    Exclusions...................................................11
  Section 2.5    Consent of Third Parties.....................................11

ARTICLE III      THE CLOSING..................................................12
  Section 3.1    Place and Date...............................................12
  Section 3.2    Purchase Price...............................................12
  Section 3.3    Payment of Purchase Price....................................12
  Section 3.4    [Not used]...................................................12
  Section 3.5    Deliveries to be Made by Buyer at Closing....................12
  Section 3.6    Deliveries to be Made by Seller and Parent at Closing........13

ARTICLE IV       REPRESENTATIONS AND WARRANTIES OF PARENT AND SELLER..........15
  Section 4.1    Corporate Status.............................................15
  Section 4.2    Authorization, etc...........................................15
  Section 4.3    No Conflicts; Consents.......................................16
  Section 4.4    Litigation...................................................16
  Section 4.5    Ownership of RIH and New Pier................................17
  Section 4.6    Subsidiaries.................................................17
  Section 4.7    Financial Statements; Undisclosed Liabilities................17
  Section 4.8    Taxes........................................................18
  Section 4.9    Absence of Changes...........................................19
  Section 4.10   Compliance with Applicable Laws; Governmental Approvals......21
  Section 4.11   Assets.......................................................22
  Section 4.12   Contracts....................................................23
  Section 4.13   Intellectual Property........................................25
  Section 4.14   Insurance....................................................26
  Section 4.15   Employees, Labor Matters, etc................................26
  Section 4.16   Employee Benefit Plans and Related Matters...................26
  Section 4.17   Brokers, Finders, etc........................................28
  Section 4.18   Accounts.....................................................28

431488.13

                                TABLE OF CONTENTS
                                -----------------
                                  (continued)

ARTICLE V        REPRESENTATIONS AND WARRANTIES OF BUYER......................28
  Section 5.1    Organizational Status........................................28
  Section 5.2    Authorization, etc...........................................29
  Section 5.3    No Conflicts; Consents.......................................29
  Section 5.4    Litigation...................................................29
  Section 5.5    Brokers, Finders, etc........................................29
  Section 5.6    Compliance with Applicable Laws..............................29
  Section 5.7    Equity Financing.............................................30
  Section 5.8    Investment Intent............................................30
  Section 5.9    Restricted Securities........................................30
  Section 5.10   Governmental Approvals.......................................30
  Section 5.11   No Implied Representations...................................30
  Section 5.12   New Jersey Casino License....................................31
  Section 5.13   Taxes........................................................31

ARTICLE VI       COVENANTS....................................................31
  Section 6.1    Covenants of Seller..........................................31
  Section 6.2    Covenants of Buyer...........................................37
  Section 6.3    Tax Matters..................................................39
  Section 6.4    Internet Gaming..............................................43
  Section 6.5    Nondisclosure; Noncompetition................................43

ARTICLE VII      CONDITIONS PRECEDENT.........................................44
  Section 7.1    Conditions to Obligations of Each Party......................44
  Section 7.2    Conditions to Obligations of Buyer...........................45
  Section 7.3    Conditions to Obligations of Parent and Seller...............46

431488.13

                                TABLE OF CONTENTS
                                -----------------
                                  (continued)

ARTICLE VIII     CERTAIN EMPLOYEES AND EMPLOYEE BENEFIT PLANS.................47
  Section 8.1    Benefit Plans................................................47

ARTICLE IX       TERMINATION..................................................47
  Section 9.1    Termination..................................................47
  Section 9.2    Effect of Termination........................................48

ARTICLE X        INDEMNIFICATION..............................................48
  Section 10.1   By Parent and Seller.........................................48
  Section 10.2   By Buyer.....................................................49
  Section 10.3   Indemnification Procedures...................................50
  Section 10.4   Limitations on Liability.....................................53
  Section 10.5   Survival Period..............................................53
  Section 10.6   Treatment of Indemnification Payments........................54
  Section 10.7   Duplication..................................................54

ARTICLE XI       MISCELLANEOUS................................................54
  Section 11.1   Expenses.....................................................54
  Section 11.2   Announcements................................................54
  Section 11.3   Severability.................................................54
  Section 11.4   Notices......................................................54
  Section 11.5   Attorneys' Fees..............................................55
  Section 11.6   Liability for Transfer Taxes.................................55
  Section 11.7   Headings.....................................................56
  Section 11.8   Entire Agreement.............................................56
  Section 11.9   Counterparts.................................................56
  Section 11.10  Governing Law, etc...........................................56
  Section 11.11  Binding Effect...............................................56
  Section 11.12  Assignment...................................................56
  Section 11.13  No Third Party Beneficiaries.................................57
  Section 11.14  Waivers, Amendment; etc......................................57
  Section 11.15  Specific Performance.........................................57
  Section 11.16  Disclosure Generally.........................................57
  Section 11.17  No Recordation...............................................57
  Section 11.18  Colony.......................................................57